UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2015

TELECOM ITALIA S.p.A.

(Translation of registrant's name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files

or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F [X]   FORM 40-F [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.

YES [ ]     NO [X]

If "Yes" is marked, indicate below the file number assigned

to the registrant in connection with Rule 12g3-2(b): 82- _______

This file cancels and replaces the previous submission, if any, because of a technical problem.

INTERIM REPORT AT MARCH 31, 2014

Contents

Interim Management Report at March 31, 2014

The Telecom Italia Group

Highlights – First Three Months of 2014

Consolidated Operating Performance

Financial and Operating Highlights –  The Business Units of the Telecom Italia Group

Discontinued operations/Non-current assets held for sale

Consolidated Financial Position and Cash Flows Performance

Consolidated Financial Statements – Telecom Italia Group

Events Subsequent to March 31, 2014

Business Outlook for the Year 2014

Main risks and uncertainties

Corporate Boards at March 31, 2014

Macro-Organization Chart at March 31, 2014

Information for Investors

Significant Non Recurring Events and Transactions

Positions or transactions resulting from atypical and/or unusual operations

Alternative Performance Measures

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014        57

Contents__________________________________________________________________________ 58

Consolidated Statements of Financial Position__________________________________________ 59

Separate Consolidated Income Statements______________________________________________ 60

Consolidated Statements of Comprehensive Income______________________________________ 61

Consolidated Statements of Changes in Equity__________________________________________ 62

Consolidated Statements of Cash Flows________________________________________________ 63

Notes to the Consolidated Financial Statements_________________________________________ 64

Auditors’ Report on the Review of the Interim Condensed Consolidated Financial Statements__ 111

Declaration by the Manager Responsible for Preparing the Corporate Financial Reports________ 112

This document has been translated into English solely for the convenience of the readers. In the event of discrepancy, the Italian language version prevails.

Interim Management Report at March 31, 2014

The Telecom Italia Group

The Business Units

DOMESTIC

The Domestic Business Unit operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators.

In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

Olivetti operates in the area of office products and services for Information Technology. It carries out Solution Provider activities to automate processes and business activities for small and medium-size enterprises, large corporations and vertical markets.

CORE DOMESTIC • Consumer • Business • National Wholesale • Other (Support Structures)
INTERNATIONAL WHOLESALE Telecom Italia Sparkle group • Telecom Italia Sparkle S.p.A. • Lan Med Nautilus group OLIVETTI Olivetti group • Olivetti S.p.A.

Brazil

The Brazil Business Unit (Tim Brasil group) offers services using UMTS, GSM and LTE technologies. Moreover, with the acquisitions and subsequent integrations into the group of Intelig Telecomunicações, Tim Fiber RJ and Tim Fiber SP, the services portfolio has been extended by offering fiber optic data transmission using full IP technology such as DWDM and MPLS and by offering residential broadband services.

Tim Brasil Serviços e Participações S.A. • Tim Participações S.A. – Intelig Telecomunicações Ltda – Tim Celular S.A.

MEDIA
Media operates in the management of analog and digital broadcasting networks and accessory services of television broadcasting platforms.	Telecom Italia Media S.p.A. • TI Media Broadcasting S.r.l.

Interim Management Report at March 31, 2014	The Telecom Italia Group	3

Board of Directors

Chairman	Giuseppe Recchi
Chief Executive Officer	Marco Patuano
Directors

Tarak Ben Ammar

Davide Benello (independent)

Lucia Calvosa (independent)

Flavio Cattaneo (independent)

Laura Cioli (independent)

Francesca Cornelli (independent)

Jean Paul Fitoussi

Giorgina Gallo (independent)

Denise Kingsmill (independent)

Luca Marzotto (independent)

Giorgio Valerio (independent)

Secretary to the Board	Antonino Cusimano

Board of Statutory Auditors

Chairman	Enrico Maria Bignami
Acting Auditors	Roberto Capone
Gianluca Ponzellini
Salvatore Spiniello
Ferdinando Superti Furga
Alternate Auditors	Ugo Rock
Vittorio Mariani
Franco Patti
Fabrizio Riccardo Di Giusto

Interim Management Report at March 31, 2014	Board of Directors and Board of Statutory Auditors of Telecom Italia S.p.A.	4

Highlights – First Three Months of 2014

The first quarter of 2014 was again affected by recessionary pressures in the domestic market and the slowdown of the growth in the economies of Latin American countries.

The telecommunications market continues to see an increasing trend in innovative services, which is only marginally offsetting the downturn in prices and revenues from traditional services. Despite the confirmation of the signs of cooling and improvement in competition (particularly in the domestic Mobile business), traditional services continue to report a sharp decline in ARPU, not only in the Mobile business but also in the Fixed-line business. This was partly due to the strategy of repositioning customers towards bundle and/or fixed-line and mobile convergent offers which – against a short-term reduction in profitability – will ensure the stability of the market share in the short term and a gradual stabilization of expenditure and revenues in the medium/long-term. Results also continued to be affected by the adverse impact of several regulatory trends and factors, in particular rates for wholesale services.

In Brazil economic growth was modest and the exchange rate depreciated by almost 20% compared to the first quarter of 2013. In a scenario of greater competition pressure, the mobile customers market experienced a slowdown compared to the same period of the previous year. However this did not affect the growth of the Brazilian investee.

Please note that, as regards Argentina, on November 13, 2013 the Telecom Italia Group accepted the purchase offer, made by the Fintech group, for the entire controlling interest held in the Sofora - Telecom Argentina group (Argentina Business Unit). As a result, with effect from the financial statements at December 31, 2013, the Business Unit has been classified under Discontinued operations/Non-current assets held for sale. Obtaining the necessary local authorizations is the condition precedent for the completion of the sale.

Specifically, for the first quarter of 2014:

•  Consolidated revenues amounted to 5.2 billion euros, down by 11.9% on the first quarter of 2013    (-6.2% in organic terms), while EBITDA fell to 2.2 billion euros, down 8.4% (-5.7% in organic terms).

•  The organic EBITDA margin stood at 42.4%, 0.2 percentage points higher than in the first quarter of 2013.

•  Operating profit (EBIT) amounted to 1.2 billion euros, increasing by 1.1% compared to the first quarter of 2013 (+2.7% in organic terms). The organic EBIT Margin stood at 22.5%, 2.0 percentage points higher than in the first quarter of 2013.

•  Profit for the period attributable to owners of the Parent totaled approximately 0.2 billion euros (versus 0.4 billion euros in the first quarter of 2013).

•  Adjusted Net Financial Debt consequently came to 27.5 billion euros at March 31, 2014, an increase of 0.7 billion euros compared to the end of 2013, but down year-on-year by over 1.2 billion euros compared to March 31, 2013.

Interim Management Report at March 31, 2014	Review of Operating and Financial Performance - Telecom Italia Group	5

Interim Management Report at March 31, 2014	Review of Operating and Financial Performance - Telecom Italia Group	6

Interim Management Report at March 31, 2014	Review of Operating and Financial Performance - Telecom Italia Group	7

Interim Management Report at March 31, 2014	Review of Operating and Financial Performance - Telecom Italia Group	8

Interim Management Report at March 31, 2014	Review of Operating and Financial Performance - Telecom Italia Group	9

Interim Management Report at March 31, 2014	Review of Operating and Financial Performance - Telecom Italia Group	10

Interim Management Report at March 31, 2014	Review of Operating and Financial Performance - Telecom Italia Group	11

Interim Management Report at March 31, 2014	Review of Operating and Financial Performance - Telecom Italia Group	12

Profit (loss) for the period

The details are as follows:

(millions of euros)	1st Quarter	1st Quarter
	2014	2013

Profit (loss) for the period	367	448
Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	196	342
Profit (loss) from Discontinued operations/Non-current assets held for sale	26	22
Profit (loss) for the period attributable to owners of the Parent	222	364
Non-controlling interests:
Profit (loss) from continuing operations	38	9
Profit (loss) from Discontinued operations/Non-current assets held for sale	107	75
Profit (loss) for the period attributable to non-controlling interests	145	84

Interim Management Report at March 31, 2014	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Domestic Business Unit	14

Interim Management Report at March 31, 2014	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Domestic Business Unit	15

Interim Management Report at March 31, 2014	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Domestic Business Unit	16

Interim Management Report at March 31, 2014	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Domestic Business Unit	17

Interim Management Report at March 31, 2014	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Domestic Business Unit	18

Interim Management Report at March 31, 2014	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Domestic Business Unit	19

Interim Management Report at March 31, 2014	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Domestic Business Unit	20

Interim Management Report at March 31, 2014	Information for Investors	57

Alternative Performance Measures

In this Interim Report at March 31, 2014 of the Telecom Italia Group, in addition to the conventional financial performance measures required by IFRS, a series of alternative performance measures are presented for the purposes of providing a better understanding of results from operations and the financial position. Such measures, which are also presented in other periodical financial reports (annual and interim) should, however, not be construed as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•  EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level), in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT- Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•  Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences. In particular, starting from this Interim Management Report, Telecom Italia has revised the method for calculating the organic change in revenues, EBITDA and EBIT, no longer including non-organic income/expenses in that calculation. As noted above, organic changes now include only the effects of the change in the scope of consolidation and of exchange differences. Figures for the periods under comparison have been reclassified accordingly.

Telecom Italia believes that the presentation of the organic change in revenues, EBITDA and EBIT allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level). This method of presenting information is also used in presentations to analysts and investors. This Interim Management Report provides a reconciliation between the “reported figure” and the "comparable” figure.

•  Net Financial Debt: Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. The Interim Management Report includes a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

To better represent the real performance of Net Financial Debt, in addition to the usual indicator (renamed “Net financial debt carrying amount”), “Adjusted net financial debt” is also shown, which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross financial debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets relating to Discontinued operations/Non-current assets held for sale
B)	Financial assets
C=(A - B)	Net financial debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial assets/liabilities
E=(C + D)	Adjusted net financial debt

Contents

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014

Consolidated Statements of Financial Position

Separate Consolidated Income Statements

Consolidated Statements of Comprehensive Income

Consolidated Statements of Changes in Equity

Consolidated Statements of Cash Flows

Note 1 Form, content and other general information

Note 2 Accounting policies

Note 3 Scope of consolidation

Note 4 Goodwill

Note 5 Other intangible assets

Note 6 Tangible assets  (owned and under finance leases)

Note 7 Discontinued operations/Non-current assets held for sale

Note 8 Equity

Note 9 Financial liabilities  (non-current and current)

Note 10 Net financial debt

Note 11 Supplementary disclosures on financial instruments

Note 12 Contingent liabilities, other information

Note 13 Segment reporting

Note 14 Related party transactions

Note 15 Events subsequent to March 31, 2014

Consolidated Statements of Financial Position

Assets

(millions of euros)		note	3/31/2014	12/31/2013

Non-current assets
Intangible assets
Goodwill		4)	29,984	29,932
Other intangible assets		5)	6,180	6,280
			36,164	36,212
Tangible assets		6)
Property, plant and equipment owned			12,182	12,299
Assets held under finance leases			887	920
			13,069	13,219
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method			35	65
Other investments			46	42
Non-current financial assets			1,340	1,256
Miscellaneous receivables and other non-current assets			1,697	1,607
Deferred tax assets			983	1,039
			4,101	4,009
Total Non-current assets	(a)		53,334	53,440
Current assets
Inventories			392	365
Trade and miscellaneous receivables and other current assets			5,921	5,389
Current income tax receivables			36	123
Current financial assets
Securities other than investments, financial receivables and other current financial assets			1,646	1,631
Cash and cash equivalents			3,945	5,744
			5,591	7,375
Current assets sub-total			11,940	13,252
Discontinued operations/Non-current assets held for sale		7)
of a financial nature			508	657
of a non-financial nature			2,500	2,871
			3,008	3,528
Total Current assets	(b)		14,948	16,780
Total Assets	(a+b)		68,282	70,220

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Consolidated Statements of Financial Position	58

Equity and Liabilities

(millions of euros)		note	3/31/2014	12/31/2013

Equity		8)
Share capital issued			10,693	10,693
less: treasury shares			(89)	(89)
Share capital			10,604	10,604
Paid-in capital			1,704	1,704
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period			5,035	4,753
Equity attributable to owners of the Parent			17,343	17,061
Equity attributable to Non-controlling interests			3,038	3,125
Total Equity	(c)		20,381	20,186
Non-current liabilities
Non-current financial liabilities		9)	31,040	31,084
Employee benefits			894	889
Deferred tax liabilities			281	234
Provisions			706	699
Miscellaneous payables and other non-current liabilities			766	779
Total Non-current liabilities	(d)		33,687	33,685
Current liabilities
Current financial liabilities		9)	5,182	6,119
Trade and miscellaneous payables and other current liabilities			7,699	8,649
Current income tax payables			52	20
Current liabilities sub-total			12,933	14,788
Liabilities directly associated with Discontinued operations/Non-current assets held for sale		7)
of a financial nature			27	27
of a non-financial nature			1,254	1,534
			1,281	1,561
Total Current Liabilities	(e)		14,214	16,349
Total Liabilities	(f=d+e)		47,901	50,034
Total Equity and Liabilities	(c+f)		68,282	70,220

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Consolidated Statements of Financial Position	59

Separate Consolidated Income Statements

	1st Quarter	1st Quarter
(millions of euros)	2014	2013

Revenues	5,188	5,889
Other income	84	54
Total operating revenues and other income	5,272	5,943
Acquisition of goods and services	(2,179)	(2,557)
Employee benefits expenses	(775)	(845)
Other operating expenses	(267)	(327)
Change in inventories	23	50
Internally generated assets	126	138
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	2,200	2,402
Depreciation and amortization	(1,070)	(1,149)
Gains (losses) on disposals of non-current assets	37	6
Impairment reversals (losses) on non-current assets	−	(105)
Operating profit (loss) (EBIT)	1,167	1,154
Share of losses (profits) of associates and joint ventures accounted for using the equity method	(5)	−
Other income (expenses) from investments	11	−
Finance income	366	732
Finance expenses	(1,051)	(1,244)
Profit (loss) before tax from continuing operations	488	642
Income tax expense	(254)	(291)
Profit (loss) from continuing operations	234	351
Profit (loss) from Discontinued operations/Non-current assets held for sale	133	97
Profit (loss) for the period	367	448
Attributable to:
Owners of the Parent	222	364
Non-controlling interests	145	84

(euro)	1st Quarter	1st Quarter
	2014	2013

Earnings per share:
Basic and Diluted Earnings Per Share (EPS)
Ordinary Share	0.02	0.02
Savings Share	0.03	0.03
of which:
from Continuing operations
Ordinary Share	0.01	0.01
Savings Share	0.02	0.02
from Discontinued operations/Non-current assets held for sale
Ordinary Share	0.01	0.01
Savings Share	0.01	0.01

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Separate Consolidated Income Statements	60

Consolidated Statements of Comprehensive Income

Note 8

(millions of euros)		1st Quarter	1st Quarter
		2014	2013

Profit (loss) for the period	(a)	367	448
Other components of the Consolidated Statements of Comprehensive Income:
Other components that subsequently will not be reclassified in the Separate Consolidated Income Statements
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)		−	−
Net fiscal impact		−	−
	(b)	−	−
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		−	−
Net fiscal impact		−	−
	(c)	−	−
Total other components that subsequently will not be reclassified in the separate consolidated income statements	(d=b+c)	−	−
Other components that subsequently will be reclassified in the Separate Consolidated Income Statements
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		24	(10)
Loss (profit) transferred to the Separate Consolidated Income Statement		(6)	(1)
Net fiscal impact		(3)	1
	(e)	15	(10)
Hedging instruments:
Profit (loss) from fair value adjustments		(26)	102
Loss (profit) transferred to the Separate Consolidated Income Statement		2	(71)
Net fiscal impact		4	(8)
	(f)	(20)	23
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(175)	276
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		−	−
Net fiscal impact		−	−
	(g)	(175)	276
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		−	1
Loss (profit) transferred to the Separate Consolidated Income Statement		−	−
Net fiscal impact		−	−
	(h)	−	1
Total other components that will be reclassified subsequently in the Separate Consolidated Income Statements	(i=e+f+g+h)	(180)	290
Total other components of the Consolidated Statements of Comprehensive Income	(k=d+i)	(180)	290
Total comprehensive income (loss) for the period	(a+k)	187	738
Attributable to:
Owners of the Parent		280	587
Non-controlling interests		(93)	151

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Consolidated Statements of Comprehensive Income	61

Consolidated Statements of Changes in Equity

Changes in equity from January 1, 2013 to March 31, 2013

	Equity attributable to owners of the Parent
(millions of euros)	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Total	Equity attributable to Non-controlling interests	Total Equity

Balance at December 31, 2012	10,604	1,704	43	(383)	504	154	(1)	6,753	19,378	3,634	23,012
Changes in equity during the period:
Dividends approved									−	(5)	(5)
Total comprehensive income (loss) for the period			(10)	23	209		1	364	587	151	738
Effect of equity transactions of TI Media								(23)	(23)	23	−
Other changes								1	1	12	13
Balance at March 31, 2013	10,604	1,704	33	(360)	713	154	−	7,095	19,943	3,815	23,758

Changes in Equity from January 1, 2014 to March 31, 2014         Note 8

	Equity attributable to owners of the Parent
(millions of euros)	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Total	Equity attributable to Non-controlling interests	Total Equity

Balance at December 31, 2013	10,604	1,704	39	(561)	(377)	132	−	5,520	17,061	3,125	20,186
Changes in equity during the period:
Dividends approved									−	(12)	(12)
Total comprehensive income (loss) for the period			15	(20)	63			222	280	(93)	187
Other changes								2	2	18	20
Balance at March 31, 2014	10,604	1,704	54	(581)	(314)	132	−	5,744	17,343	3,038	20,381

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Consolidated Statements of Changes in Equity	62

Consolidated Statements of Cash Flows

(millions of euros)		note	1st Quarter	1st Quarter
			2014	2013

Cash flows from operating activities:
Profit (loss) from continuing operations			234	351
Adjustments for:
Depreciation and amortization			1,070	1,149
Impairment losses (reversals) on non-current assets (including investments)			−	105
Net change in deferred tax assets and liabilities			105	164
Losses (gains) realized on disposals of non-current assets (including investments)			(38)	(6)
Share of losses (profits) of associates and joint ventures accounted for using the equity method			5	−
Change in provisions for employee benefits			(5)	11
Change in inventories			(27)	(56)
Change in trade receivables and net amounts due from customers on construction contracts			(77)	209
Change in trade payables			(496)	(971)
Net change in current income tax receivables/payables			117	55
Net change in miscellaneous receivables/payables and other assets/liabilities			(347)	(393)
Cash flows from (used in) operating activities	(a)		541	618
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		5)	(309)	(377)
Purchase of tangible assets on an accrual basis		6)	(375)	(389)
Total purchase of intangible and tangible assets on an accrual basis			(684)	(766)
Change in amounts due to fixed asset suppliers			(569)	(479)
Total purchase of intangible and tangible assets on a cash basis			(1,253)	(1,245)
Acquisition of control of subsidiaries or other businesses, net of cash acquired			(9)	−
Acquisitions/disposals of other investments			−	−
Change in financial receivables and other financial assets			(110)	41
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of			−	−
Proceeds from sale/repayment of intangible, tangible and other non-current assets			74	25
Cash flows from (used in) investing activities	(b)		(1,298)	(1,179)
Cash flows from financing activities:
Change in current financial liabilities and other			65	(219)
Proceeds from non-current financial liabilities (including current portion)			1,094	966
Repayments of non-current financial liabilities (including current portion)			(2,108)	(1,307)
Share capital proceeds/reimbursements (including subsidiaries)			−	−
Dividends paid			−	−
Changes in ownership interests in consolidated subsidiaries			−	−
Cash flows from (used in) financing activities	(c)		(949)	(560)
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d)	7)	(190)	117
Aggregate cash flows	(e=a+b+c+d)		(1,896)	(1,004)
Net cash and cash equivalents at beginning of the period	(f)		6,296	7,397
Net foreign exchange differences on net cash and cash equivalents	(g)		(84)	58
Net cash and cash equivalents at end of the period	(h=e+f+g)		4,316	6,451

Additional Cash Flow Information

(millions of euros)			1st Quarter	1st Quarter
			2014	2013

Income taxes (paid) received			(16)	(50)
Interest expense paid			(873)	(809)
Interest income received			158	134
Dividends received			−	−

Analysis of Net Cash and Cash Equivalents

(millions of euros)			1st Quarter	1st Quarter
			2014	2013

Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations			5,744	6,947
Bank overdrafts repayable on demand – from continuing operations			(64)	(39)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale			616	489
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale			−	−
			6,296	7,397
Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations			3,945	5,870
Bank overdrafts repayable on demand – from continuing operations			(55)	(25)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale			426	606
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale			−	−
			4,316	6,451
Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Consolidated Statements of Cash Flows	63

Note 1
Form, content and other general information

Form and content

Telecom Italia (the “Parent”) and its subsidiaries form the “Telecom Italia Group” or the “Group”.

Telecom Italia is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.

The registered offices of the Parent Telecom Italia are located in Milan at Piazza degli Affari 2, Italy.

The duration of the company, as stated in the Company’s Bylaws, extends until December 31, 2100.

The Telecom Italia Group operates mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector.

The Telecom Italia Group condensed consolidated financial statements at March 31, 2014 have been prepared on a going concern basis (for further details see the Note “Accounting policies”) and in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board and approved by the European Union (designated as “IFRS”), as well as the laws and regulations in force in Italy.

Specifically, the Telecom Italia Group condensed consolidated financial statements at March 31, 2014 have been prepared in compliance with IAS 34 (Interim Reports) and, as permitted by this standard, do not include all the information required in the annual consolidated financial statements. Therefore, these financial statements must be read in conjunction with the Telecom Italia Group consolidated financial statements for 2013.

For purposes of comparison, the consolidated statement of financial position at December 31, 2013, the separate consolidated income statement and the consolidated statement of comprehensive income for the first quarter 2013, as well as the consolidated statement of cash flows and the consolidated statement of changes in equity for the first quarter of 2013 have been presented. Furthermore, following the classification of the Sofora - Telecom Argentina group as discontinued operations starting from the last quarter of 2013, the separate consolidated income statement and the consolidated statement of cash flows for the first quarter of 2013 have been restated accordingly.

The Telecom Italia Group condensed consolidated financial statements are expressed in euro, rounded to the nearest million, unless otherwise indicated.

Publication of the Telecom Italia Group condensed consolidated financial statements for the period ended March 31, 2014 was approved by resolution of the board of directors’ meeting held on May 12, 2014.

Financial statement formats

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•       the consolidated statement of financial position has been prepared by classifying assets and liabilities according to the “current and non-current” criterion;

•       the separate consolidated income statement has been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with the industrial sector of reference.

In addition to EBIT or Operating profit (loss), the separate consolidated income statement includes the alternative performance measure of EBITDA or Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets.

In particular, besides EBIT, EBITDA is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level). EBIT and EBITDA are calculated as follows:

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Consolidated Statements of Cash Flows	64

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT- Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•       the consolidated statement of comprehensive income includes the profit (loss) for the period as shown in the separate consolidated income statement and all other non-owner changes in equity;

•       the consolidated statement of cash flows has been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

Segment Reporting

An operating segment is a component of an entity:

•       that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

•       whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources (for Telecom Italia the Board of Directors) to be allocated to the segment and assess its performance; and

•       for which discrete financial information is available.

In particular, the operating segments of the Telecom Italia Group are organized according to the relative geographical location for the telecommunications business (Domestic and Brazil) and according to the specific businesses for the other segments. Additionally, following the inclusion of the Sofora – Telecom Argentina group under Discontinued operations in the fourth quarter of 2013, the Argentina Business Unit is no longer shown.

The term “operating segment” is considered synonymous with “Business Unit”.

The operating segments of the Telecom Italia Group are as follows:

•       Domestic: includes operations in Italy for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (International wholesale), the operations of the Olivetti group (office products and services for Information Technology), as well as the relative support activities. Since the first quarter of 2014 the operations of Olivetti group have been consolidated under the Domestic Business Unit. This different presentation reflects the commercial and business placement of the Olivetti group and the process of integrating of its products and services offered by TelecomItalia in the domestic market. Accordingly, the figures for the corresponding period of the previous year have been reclassified on a consistent basis;

•       Brazil: includes mobile (TIM Celular) and fixed (TIM Celular and Intelig) telecommunications operations in Brazil;

•       Media: performs network operator activities through Telecom Italia Media Broadcasting;

•       Other Operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 1 Form, content and other general information	65

Note 2
Accounting policies

Going concern

The condensed consolidated financial statements at March 31, 2014 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operational activities in the foreseeable future (and in any event with a time horizon of at least twelve months).

In particular, consideration has been given to the following factors, which Management believes, at this time, are not such as to generate doubts as to the Group’s ability to continue as a going concern:

•  the main risks and uncertainties (that are for the most part of an external nature) to which the Group and the various activities of the Telecom Italia Group are exposed:

–      changes in the general macroeconomic situation in the Italian, European and South American markets, as well as the volatility of financial markets in the Eurozone;

–      variations in business conditions;

–      changes to laws and regulations (price and rate variations);

–      outcomes of disputes and litigations with regulatory authorities, competitors and other parties;

–      financial risks (interest rate and/or exchange rate trends, changes in credit rating by rating agencies);

•  the mix between equity and debt capital considered optimal as well as the policy for the remuneration of equity, as described in the paragraph “Share capital information” under the Note “Equity” in the annual consolidated financial statements at December 31, 2013;

•  the policy for financial risk management (market risk, credit risk and liquidity risk), as described in the Note “Financial risk management” in the annual consolidated financial statements at December 31, 2013.

Accounting policies and principles of consolidation

The accounting policies and consolidation principles adopted in the preparation of the condensed consolidated financial statements at March 31, 2014 are the same as those adopted in the Telecom Italia Group annual consolidated financial statements at December 31, 2013, to which reference can be made, except for:

•        the use of the new standards/interpretations adopted by the Group since January 1, 2014, described below;

•        the adjustments required by the nature of the interim measurements.

Furthermore, in the condensed consolidated financial statements at March 31, 2014, income tax expense for the period of the individual consolidated companies are calculated according to the best possible estimate based on available information and on a reasonable forecast of performance up to the end of the tax period. Conventionally, the income tax liabilities (current and deferred) on the profit for the interim period of the individual consolidated companies are recorded net of advances and tax receivables (limited to those for which refunds have not been requested), as well as deferred tax assets, and classified in “Deferred tax liabilities”. If that balance is an asset, it is conventionally recognized in “Deferred tax assets”.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 1 Form, content and other general information	66

Use of estimates

The preparation of the condensed consolidated financial statements at March 31, 2014 and related disclosure in conformity with IFRS requires management to make estimates and assumptions based also on subjective judgments, past experience and scenarios considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and contingent liabilities at the date of the financial statements, as well as the amount of revenues and costs during the year. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

In relation to the most important accounting estimates, reference should be made to the information provided in the annual consolidated financial statements at December 31, 2013.

New Standards and Interpretations endorsed by EU in force from January 1, 2014

In accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the IFRS in force starting from January 1, 2014 are indicated and briefly illustrated below.

•     Amendments to IAS 32 (Financial Instruments: Presentation - Offsetting Financial Assets and Financial Liabilities)

On December 13, 2012, Regulation EU no. 1256-2012 was issued, applying several amendments made by the IASB to IAS 32 Financial Instruments: Presentation,to clarify the application of certain criteria for offsetting financial assets and liabilities set out in IAS 32. The amendments to IAS 32 must be adopted retrospectively from January 1, 2014. The adoption of these amendments had no impact on the condensed consolidated financial statements at March 31, 2014.

•     Amendments to IAS 36 (Disclosures on the recoverable amount of non-financial assets)

On December 19, 2013, Regulation EU no. 1374-2013 was issued, applying several amendments to IAS 36 Impairment of Assets, entitled Disclosures on the recoverable amount of non-financial assets (Amendments to IAS 36) at EU level. These amendments govern the disclosure to be provided on the recoverable amount of impaired assets, if that amount is based on the fair value less costs to sell. Those amendments must be adopted retrospectively from January 1, 2014. The adoption of the amendments had no impact on the disclosure provided in these condensed consolidated financial statements.

•     Amendments to IAS 39(Novation of derivatives and continuation of hedge accounting)

On December 19, 2013 Regulation EU no. 1375-2013 was issued, applying an amendment to IAS 39 Financial Instruments: Recognition and Measurement, entitled Novation of derivatives and continuation of hedge accounting (Amendments to IAS 39). The amendments permit the continuation of hedge accounting in the event that a hedging derivative is novated as a result of the application of laws or regulations, in order to replace the original counterpart to guarantee the fulfillment of the obligation undertaken and if specific conditions are met. This amendment will also be included in IFRS 9 Financial Instruments. Said amendments must be adopted retrospectively from January 1, 2014. The adoption of these amendments had no impact on the condensed consolidated financial statements at March 31, 2014.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 2 Accounting policies	67

New Standards and Interpretations issued by the IASB but not yet endorsed by the EU

•     IFRIC 21 (Levies)

In May 2013 the IASB issued IFRIC 21 Levies, an interpretation of IAS 37 Provisions, Contingent Liabilities and Contingent Assets. This interpretation provides guidance about the recognition of liabilities for the payment of levies other than income tax expense. IFRIC 21 must be applied from January 1, 2014. No significant effects are expected from the first-time application of IFRIC 21.

•     Other Standards and Interpretations issued by the IASB but not yet endorsed by the EU

Mandatory application starting from:

Amendments to IAS 19: Employee Contributions to Defined Benefit Plans	1/1/2015
Improvements to the IFRS (2010–2012 cycle)	1/1/2015
Improvements to the IFRS (2011-2013 cycle)	1/1/2015
IFRS 14 (Regulatory Deferral Accounts)	1/1/2016
Accounting for the acquisition of interestsin joint operations (Amendments to IFRS 11 – Joint Arrangements)	1/1/2016
IFRS 9 (Financial Instruments) and subsequent amendments	N.A.

The potential impacts arising from their application on the consolidated financial statements are currently being assessed.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 2 Accounting policies	68

Note 3
Scope of consolidation

The changes in the scope of consolidation at March 31, 2014 compared to December 31, 2013 are listed below.

Continuing operations:

Entry of companies in the scope of consolidation:

Company		Business Unit	Month

TRENTINO NGN S.R.L	Acquisition of control	Domestic	February 2014

Discontinued operations/Non-current assets held for sale

Exit of companies from the scope of
consolidation:

Company		Business Unit	Month

SPRINGVILLE S.A.	sold	Argentina	February 2014

The breakdown by number of subsidiaries and associates of the Telecom Italia Group is as follows:

	3/31/2014
Companies:	Italy	Outside Italy	Total

subsidiaries consolidated line-by-line(*)	39	61	100
associates accounted for using the equity method	13	-	13
Total companies	52	61	113

	12/31/2013
Companies:	Italy	Outside Italy	Total

subsidiaries consolidated line-by-line(*)	38	62	100
associates accounted for using the equity method	14	-	14
Total companies	52	62	114

	3/31/2013
Companies:	Italy	Outside Italy	Total

subsidiaries consolidated line-by-line(*)	41	61	102
associates accounted for using the equity method	15	-	15
Total companies	56	61	117

(*) Including subsidiaries posted under Discontinued operations/Non-current assets held for sale.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 2 Accounting policies	69

Note 4
Goodwill

Goodwill shows the following breakdown and changes during the first three months of 2014:

(millions of euros)	12/31/2013	Increase	Decrease	Impairments	Exchange differences	3/31/2014

Domestic	28,443					28,443
Core Domestic	28,028	3				28,031
International Wholesale	415		(3)			412
Brazil	1,468				52	1,520
Media	21					21
Other Operations	−					−
Total	29,932	−	−	−	52	29,984

The increases and decreases, relating respectively to Core Domestic and International Wholesale, are connected to the assignment of a portion of goodwill following the transfer by Telecom Italia Sparkle S.p.A. to Telecom Italia S.p.A. of the entire investment held in Telecom Italia San Marino.

The increase of 52 million euros is due to exchange differences relating to the goodwill of the Brazil Business Unit.

In accordance with IAS 36, goodwill is not amortized, but is tested for impairment annually or more frequently if specific events or circumstances indicate that it may be impaired. At March 31, 2014, Telecom Italia’s market capitalization, as already noted at December 31, 2013, was less than the Equity value. The Company therefore repeated the impairment testing. This process did not identify any impairment loss, at March 31, 2014, as the estimate of the recoverable amount of all the CGUs examined was higher than their carrying amount.

The impairment test at March 31, 2014 was carried out on two levels. At a first level, an estimate was made of the recoverable amount of the individual Cash Generating Units (or groups of units) to which goodwill is allocated and at a second level the group was considered as a whole.

The Cash Generating Units (or groups of units) to which goodwill has been allocated are the following:

Segment	Cash Generating Units (or groups of units)

Domestic	Core Domestic
International Wholesale
Brazil	Tim Brasil group
Media	Telecom Italia Media group

The value used to determine the recoverable amount of the Cash Generating Units (or groups of units) to which goodwill has been allocated is the value in use for the CGUs of the Domestic segment; the recoverable amount of the Brazil and Media CGUs is instead based on market capitalization (fair value).

For the Core Domestic and International Wholesale CGUs the formal estimate of recoverable amount has been made using the same method adopted for the annual impairment test at December 31, 2013, updating the related inputs (expected earnings flows, cost of capital, long-term growth rate, capital expenditure rate).

The main variables that had a significant influence on the value in use, for the two CGUs for which this value is used (Core Domestic and International Wholesale), are detailed in the table below:

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 3 Scope of consolidation	70

Core Domestic	International Wholesale

EBITDA Margin (EBITDA/revenues) during the period of the plan	EBITDA Margin (EBITDA/revenues) during the period of the plan
Growth of EBITDA during the period of the plan	Growth of EBITDA during the period of the plan
Capital expenditure rate (capex/revenues)	Capital expenditure rate (capex/revenues)
Cost of capital	Cost of capital
Long-term growth rate	Long-term growth rate

The estimate of the value in use for the CGUs examined is based on the forecast for 2014 and the Industrial Plan forecast.

The nominal growth rates used to estimate the terminal value are the following:

Core Domestic	International Wholesale

+0.0%	+0.0%

In particular, the growth rates for the CGUs of the Domestic segment are in line with the range of growth rates applied by the analysts who follow Telecom Italia shares (as can be gathered from the reports published after the presentation of the industrial plan).

Since the growth rate in the terminal value is in relation to the level of capital expenditures (capex) necessary to sustain that growth, for the estimate of the earnings flow to be capitalized, a level of capital expenditure (capex/revenues) of the Core Domestic CGU in line with the median of the analysts’ terminal year forecasts was used.

The cost of capital was estimated by considering the following:

•  the criterion applied was the Capital Asset Pricing Model – CAPM estimate (the criterion used by the Group to estimate the value in use referred to in Annex A of IAS 36);

•  in the case of International Wholesale, a “full equity” financial structure was considered since it is representative of the normal financial structure of the business; for the Core Domestic CGU, a Group target financial structure was assumed in line with the average of the European telephone incumbents, including Telecom Italia;

•  the Beta coefficient for the Core Domestic CGU and the International Wholesale CGU was arrived at by using the Beta coefficients of the European telephone incumbents, including Telecom Italia, adjusted to take into account the financial structure (Core Domestic CGU beta coefficient = 1.22; International Wholesale CGU beta coefficient = 0.76 (unlevered beta));

•  for the Core Domestic CGU a base estimate of weighted average cost of capital (WACC) was used.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 4 Goodwill	71

On the basis of these elements, the post-tax and pre-tax weighted average cost of capital and the related capitalization rates (WACC–g) have been estimated for each Cash Generating Unit as follows:

	Core Domestic %	International Wholesale %

WACC post-tax	7.99	8.22
WACC post-tax – g	7.99	8.22
WACC pre-tax	11.57	12.03
WACC pre-tax – g	11.57	12.03

The recoverable amount of all the CGUs at March 31, 2014 was higher than the carrying amount of operating capital.

With regard to the Core Domestic and International Wholesale CGUs, given that their recoverable amount is essentially in line with their carrying amount, for the purposes of the sensitivity analysis it should be noted that a negative change in the main key variables listed above would have resulted in an impairment loss.

A second level impairment test was then conducted to test for impairment at the level of the entire Group, in order to include the Central Functions and the financial Cash Generating Units of the Group without any goodwill allocation (Olivetti). The total recoverable amount of all the Cash Generating Units of the Group was compared to the carrying amount of the total operating capital referring to the same units/segments post-first level impairment testing. No impairment losses were identified at this additional level of impairment testing.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 4 Goodwill	72

Note 5
Other intangible assets

Other intangible assets decreased 100 million euros compared to December 31, 2013.
Details on the composition and changes are as follows:

(millions of euros)	12/31/2013	Additions	Amortization	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	3/31/2014

Industrial patents and intellectual property rights	2,332	112	(325)			30	102	2,251
Concessions, licenses, trademarks and similar rights	3,394	5	(89)			22	2	3,334
of which Licenses with an indefinite useful life	−							−
Other intangible assets with a finite useful life	257	18	(51)			1	(1)	224
Work in progress and advance payments	297	174				2	(102)	371
Total	6,280	309	(465)	−	−	55	1	6,180

Additions in the first three months of 2014 also include 64 million euros of internally generated assets (73 million euros in the first three months of 2013).

Industrial patents and intellectual property rights at March 31, 2014 essentially consisted of applications software purchased outright and user license rights acquired, and relate to Telecom Italia S.p.A. (1,348 million euros) and the Brazil Business Unit (870 million euros).

Concessions, licenses, trademarks and similar rights at March 31, 2014 mainly related to:

•  unamortized cost of telephone licenses and similar rights (2,294 million euros for Telecom Italia S.p.A. and 501 million euros for the Brazil Business Unit);

•  Indefeasible Rights of Use - IRU (253 million euros) mainly relate to companies of the Telecom Italia Sparkle group (International Wholesale);

•  TV frequencies of the Media Business Unit (101 million euros). The expiry of the user licenses for the frequencies used for digital terrestrial transmission was rescheduled as a result of their definitive assignment up to 2032. Accordingly, the amortization period will end in that year instead of in 2028, without significant impacts on either the current or future periods.

Other intangible assets with a finite useful life at March 31, 2014 essentially consisted of 198 million euros of capitalized subscriber acquisition costs (SAC) connected with certain commercial deals offered by Telecom Italia S.p.A..

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 4 Goodwill	73

Note 6
Tangible assets
(owned and under finance leases)

Property, plant and equipment owned

Property, plant and equipment owned decreased 117 million euros compared to December 31, 2013. Details on the composition and changes are as follows:

(millions of euros)	12/31/2013	Additions	Depreciation	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	3/31/2014

Land	135				(3)			132
Buildings (civil and industrial)	380	1	(11)		(34)	1	1	338
Plant and equipment	10,594	216	(515)		(2)	76	261	10,630
Manufacturing and distribution equipment	41	1	(4)				1	39
Other	454	5	(44)		(1)	6	38	458
Construction in progress and advance payments	695	148				5	(263)	585
Total	12,299	371	(574)	−	(40)	88	38	12,182

Additions in the first three months of 2014 also include 62 million euros of internally generated assets (65 million euros in the first three months of 2013).

Net other changes were essentially attributable to the effects of the acquisition of the controlling stake in Trentino NGN S.r.l. on February 28, 2014.

Assets held under finance leases

Assets held under finance leasesdecreased 33 million euros compared to December 31, 2013. Details on the composition and changes are as follows:

(millions of euros)	12/31/2013	Additions	Depreciation	Other changes	3/31/2014

Buildings (civil and industrial)	883	2	(30)	7	862
Other	5		(1)		4
Construction in progress and advance payments	32	2		(13)	21
Total	920	4	(31)	(6)	887

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 4 Goodwill	74

Note 7
Discontinued operations/Non-current assets held for sale

Starting from the fourth quarter of 2013 the Sofora - Telecom Argentina group has been classified as discontinued operations. Accordingly, the related figures are classified under "Discontinued operations/Non-current assets held for sale" and "Liabilities directly associated with Discontinued operations/Non-current assets held for sale" in the consolidated statement of financial position.

Agreements for the disposal of the Sofora – Telecom Argentina group

On November 13, 2013, the purchase offer, made by the Fintech group, for the entire controlling interest held in the Sofora - Telecom Argentina group, was accepted by Telecom Italia S.p.A. and its subsidiaries Telecom Italia International and Tierra Argentea, for a total amount of USD 960 million.

In implementation of the above-mentioned agreements, on December 10, 2013, the class B shares of Telecom Argentina and the class B shares of Nortel owned by Tierra Argentea were sold for total amount of USD 108.7 million. As a result, the Telecom Italia Group's economic interest in Telecom Argentina has now been reduced to 19.3% (22.7% at December 31, 2012).

Conversely, obtaining the necessary authorizations is the condition precedent for the sale of the Sofora shares held by Telecom Italia S.p.A. and its subsidiary Telecom Italia International.

Further details are provided in the Telecom Italia Group consolidated financial statements at December 31, 2013.

— • —

The breakdown of the assets and liabilities of the Sofora - Telecom Argentina group is provided below:

(millions of euros)		3/31/2014	12/31/2013

Discontinued operations/Non-current assets held for sale
of a financial nature		508	657
of a non-financial nature		2,500	2,871
Total	(a)	3,008	3,528
Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature		27	27
of a non-financial nature		1,254	1,534
Total	(b)	1,281	1,561
Net value of the assets related to the disposal group	(a-b)	1,727	1,967

The amounts accumulated in Equity through the Comprehensive income statement relate to the "Reserve for exchange differences on translating foreign operations", and total -1,384 million euros (-1,019 million euros at December 31, 2013).

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 5 Other intangible assets	75

The assets of a financial nature are broken down as follows:

(millions of euros)	3/31/2014	12/31/2013

Non-current financial assets	63	27
Current financial assets	445	630
Total	508	657

The assets of a non-financial nature are broken down as follows:

(millions of euros)	3/31/2014	12/31/2013

Non-current assets	2,017	2,322
Intangible assets	690	825
Tangible assets	1,306	1,473
Other non-current assets	21	24
Current assets	483	549
Total	2,500	2,871

The liabilities of a financial nature are broken down as follows:

(millions of euros)	3/31/2014	12/31/2013

Non-current financial liabilities	25	25
Current financial liabilities	2	2
Total	27	27

The liabilities of a non-financial nature are broken down as follows:

(millions of euros)	3/31/2014	12/31/2013

Non-current liabilities	416	491
Current liabilities	838	1,043
Total	1,254	1,534

— • —

The items relating to "Profit/(loss) from Discontinued operations/Non-current assets held for sale" in the separate consolidated income statements are shown below:

(millions of euros)	1st Quarter	1st Quarter
	2014	2013
		BU
Income statement effects from Discontinued operations/Non-current assets held for sale:
Revenues	718	917
Other income	1	1
Operating expenses	(516)	(647)
Depreciation and amortization, gains (losses) on disposals and impairment losses on non-current assets		(143)
Operating profit (loss) (EBIT)	203	128
Finance income (expenses), net	(3)	21
Profit (loss) before tax from Discontinued operations/Non-current assets held for sale	200	149
Income tax expense	(67)	(52)
Profit (loss) from Discontinued operations/Non-current assets held for sale	133	97

The income statement effects relate entirely to the Sofora - Telecom Argentina group.

Also, the consolidated statements of comprehensive income include translation of foreign operations losses of the Sofora - Telecom Argentina group, of 365 million euros at March, 31 2014 and 17 million euros at March, 31 2013. Consequently, the overall result from Discontinued operations/Non-current assets held for sale was negative by 232 million euros at March, 2014 and was positive by 80 million euros at March, 31 2013.

— • —

Within the consolidated statements of cash flows the net impacts, expressed in terms of contributionto the consolidation, of the “Discontinued operations/Non-current assets held for sale” are broken down as follows:

(millions of euros)	1st Quarter	1st Quarter
	2014	2013
Discontinued operations/Non-current assets held for sale
Cash flows from (used in) operating activities	69	196
Cash flows from (used in) investing activities	(246)	(78)
Cash flows from (used in) financing activities	(13)	(1)
Total	(190)	117

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 7 Discontinued operations/Non-current assets held for sale	77

Note 8
Equity

Equity is composed as follows:

(millions of euros)	3/31/2014	12/31/2013

Equity attributable to owners of the Parent	17,343	17,061
Equity attributable to Non-controlling interests	3,038	3,125
Total	20,381	20,186

The composition of Equity attributable to owners of the Parent is the following:

(millions of euros)		3/31/2014		12/31/2013

Share capital		10,604		10,604
Paid-in capital		1,704		1,704
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period		5,035		4,753
Reserve for available-for-sale financial assets	54		39
Reserve for cash flow hedges	(581)		(561)
Reserve for exchange differences on translating foreign operations	(314)		(377)
Reserve for remeasurements of employee defined benefit plans (IAS 19)	132		132
Share of other profits (losses) of associates and joint ventures accounted for using the equity method	−		−
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	5,744		5,520
Total		17,343		17,061

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 7 Discontinued operations/Non-current assets held for sale	78

Future potential changes in share capital

The table below reports future potential changes in share capital connected with the “Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A.” issued in November 2013 by Telecom Italia Finance S.A., with the authorizations to increase the share capital existing at March 31, 2014 and the options and rights granted under equity compensation plans still outstanding at March 31, 2014:

	Number of maximum shares issuable	Share capital (thousands of euros) (*)	Paid-in capital (thousands of euros)	Subscription price per share (euro)
Additional capital increases not yet approved (ordinary shares)
Resolution by the shareholders’ meeting held on April 8, 2009 (**)	1,600,000,000	880,000	n.a.	n.a.
“Long Term Incentive Plan 2010-2015” (bonus capital increase)	197,883	109	-	-
“Long Term Incentive Plan 2012” (capital increase in cash for Selected Management)	n.a.	4,540	n.a.	n.a.
“Long Term Incentive Plan 2012” (bonus capital increase for Selected Management)	n.a.	4,540	-	-
“Long Term Incentive Plan 2012” (bonus capital increase for Top Management)	n.a.	2,995	-	-
Resolution by the shareholders’ meeting held on April 17, 2013	72,000,000	39,600	n.a.	n.a.
Total additional capital increases not yet approved (ordinary shares)		931,784
2013 Guaranteed Subordinated Mandatory Convertible Bonds (ordinary shares) – principal – interest portion	n.a. n.a.	1,300,000 238,875	n.a. n.a.	n.a. n.a.
2013 Guaranteed Subordinated Mandatory Convertible Bonds (ordinary shares)		1,538,875
Total		2,470,659

(*)    Amounts stated for capital increases connected with incentive plans and the “Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A.” are the “total estimated value” inclusive of any premiums.

(**) Expired on April 8, 2014.

For further details, see the Note “Financial liabilities (non-current and current)” and the Telecom Italia Group consolidated financial statements for the year 2013.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 7 Discontinued operations/Non-current assets held for sale	79

Note 9
Financial liabilities
(non-current and current)

Non-current and current financial liabilities (gross financial debt) are composed as follows:

(millions of euros)		3/31/2014	12/31/2013

Financial payables (medium/long-term):
Bonds		21,844	22,060
Convertible bonds		1,441	1,454
Amounts due to banks		4,092	4,087
Other financial payables		355	356
		27,732	27,957
Finance lease liabilities (medium/long-term)		1,069	1,100
Other financial liabilities (medium/long-term):
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		2,144	2,026
Non-hedging derivatives		95	−
Other liabilities		−	1
		2,239	2,027
Total non-current financial liabilities	(a)	31,040	31,084
Financial payables (short-term):
Bonds		1,873	2,503
Convertible bonds		30	10
Amounts due to banks		2,489	2,790
Other financial payables		374	400
		4,766	5,703
Finance lease liabilities (short-term)		187	193
Other financial liabilities (short-term):
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		221	207
Non-hedging derivatives		8	16
Other liabilities		−	−
		229	223
Total current financial liabilities	(b)	5,182	6,119
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	(c)	27	27
Total Financial liabilities (Gross financial debt)	(a+b+c)	36,249	37,230

The subordinated fixed-rate equity-linked bond issue of 1,300 million euros with mandatory conversion in Telecom Italia ordinary shares at maturity (2016), issued in November 2013 by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A., has been classified under Financial liabilities.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 8 Equity	80

Gross financial debt according to the original currency of the transaction is as follows:

	3/31/2014		12/31/2013
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)

USD	8,986	6,517	8,925	6,472
GBP	2,577	3,111	2,536	3,043
BRL	3,357	1,076	3,258	1,008
JPY	20,052	141	19,873	137
ARS	-	-	64	7
EURO		25,377		26,536
		36,222		37,203
Discontinued operations		27		27
		36,249		37,230

The breakdown of gross financial debt by effective interest rate bracket, excluding the effect of any hedging instruments, is provided below:

(millions of euros)	3/31/2014	12/31/2013

Up to 2.5%	5,107	5,578
From 2.5% to 5%	6,876	6,042
From 5% to 7.5%	16,622	16,936
From 7.5% to 10%	3,315	4,503
Over 10%	601	468
Accruals/deferrals, MTM and derivatives	3,701	3,676
	36,222	37,203
Discontinued operations	27	27
	36,249	37,230

Following the use of derivative hedging instruments, on the other hand, the gross financial debt by nominal interest rate bracket is:

(millions of euros)	3/31/2014	12/31/2013

Up to 2.5%	6,340	6,452
From 2.5% to 5%	9,944	9,051
From 5% to 7.5%	12,470	13,465
From 7.5% to 10%	2,699	4,022
Over 10%	1,068	537
Accruals/deferrals, MTM and derivatives	3,701	3,676
	36,222	37,203
Discontinued operations	27	27
	36,249	37,230

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 8 Equity	81

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of financial liabilities – at nominal repayment amount:

	maturing by March 31 of the year:
(millions of euros)	2015	2016	2017	2018	2019	After 2019	Total

Bonds (*)	1,449	3,336	1,400	1,906	3,475	11,407	22,973
Loans and other financial liabilities	2,432	1,178	737	824	749	1,628	7,548
Finance lease liabilities	171	121	131	143	147	526	1,239
Total	4,052	4,635	2,268	2,873	4,371	13,561	31,760
Current financial liabilities	419	-	-	-	-	-	419
Total excluding Discontinued Operations	4,471	4,635	2,268	2,873	4,371	13,561	32,179
Discontinued operations	26	-	-	-	-	-	26
Total	4,497	4,635	2,268	2,873	4,371	13,561	32,205

(*) With regard to the Mandatory Convertible Bond due 2016, classified under “Convertible bonds”, the cash repayment has not been considered because its settlement will take place together with the mandatory conversion into shares.

The main components of financial liabilities are commented below.

Bondsare broken down as follows:

(millions of euros)	3/31/2014	12/31/2013

Non-current portion	21,844	22,060
Current portion	1,873	2,503
Total carrying amount	23,717	24,563
Fair value adjustment and measurements at amortized cost	(744)	(978)
Total nominal repayment amount	22,973	23,585

Convertible bondsrelate entirely to the Mandatory Convertible Bond maturing in 2016, and are broken down as follows:

(millions of euros)	3/31/2014	12/31/2013

Non-current portion	1,441	1,454
Current portion	30	10
Total carrying amount	1,471	1,464
Fair value adjustment and measurements at amortized cost	(171)	(164)
Total nominal repayment amount (*)	1,300	1,300

(*) The repayment on maturity will take place upon delivery of Telecom Italia S.p.A. ordinary shares.

The nominal repayment amount of the bonds and convertible bonds totals 24,273 million euros, down 612 million euros compared to December 31, 2013 (24,885 million euros) as a result of the new issues, repayments and buybacks in the first quarter of 2014.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 9 Financial liabilities (non-current and current)	82

The following table lists the bonds issued by companies of the Telecom Italia Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 3/31/14 (%)	Market value at 3/31/14 (millions of euros)

Bonds issued by Telecom Italia S.p.A.
EURO	500.7	500.7	4.750%	5/19/06	5/19/14	99.156	100.521	503
EURO	577.7	577.7	4.625%	6/15/12	6/15/15	99.685	104.085	601
EURO	120	120	3 month Euribor + 0.66%	11/23/04	11/23/15	100	97.871	117
GBP	500	603.7	5.625%	6/29/05	12/29/15	99.878	105.297	636
EURO	771.6	771.6	5.125%	1/25/11	1/25/16	99.686	106.219	820
EURO	708	708	8.250%	3/19/09	3/21/16	99.740	112.445	796
EURO	400	400	3 month Euribor + 0.79%	6/7/07	6/7/16	100	98.870	395
EURO	1,000	1,000	7.000%	10/20/11	1/20/17	(a) 100.185	112.672	1,127
EURO	1,000	1,000	4.500%	9/20/12	9/20/17	99.693	106.798	1,068
GBP	750	905.6	7.375%	5/26/09	12/15/17	99.608	111.815	1,013
EURO	750	750	4.750%	5/25/11	5/25/18	99.889	106.993	802
EURO	750	750	6.125%	6/15/12	12/14/18	99.737	112.878	847
EURO	1,250	1,250	5.375%	1/29/04	1/29/19	99.070	109.272	1,366
GBP	850	1,026.3	6.375%	6/24/04	6/24/19	98.850	107.709	1,105
EURO	1,000	1,000	4.000%	12/21/12	1/21/20	99.184	102.360	1,024
EURO	1,000	1,000	4.875%	9/25/13	9/25/20	98.966	105.574	1,056
EURO	1,000	1,000	4.500%	1/23/14	1/25/21	99.447	103.129	1,031
EURO	(b) 196.1	196.1	6 month Euribor (base 365)	1/1/02	1/1/22	100	100.000	196
EURO	1,250	1,250	5.250%	2/10/10	2/10/22	99.295	106.090	1,326
GBP	400	483.0	5.875%	5/19/06	5/19/23	99.622	101.828	492
EURO	670	670	5.250%	3/17/05	3/17/55	99.667	91.596	614
Subtotal		15,962.6						16,935
Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
EURO	(c)1.300	1,300	6.125%	11/15/13	11/15/16	100	118.493	1,540
JPY	20,000	140.4	3.550%	4/22/02	5/14/32	99.250	100.375	141
EURO	1,015	1,015	7.750%	1/24/03	1/24/33	(a) 109.646	121.270	1,231
Subtotal		2,455.4						2,912
Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	(d)779.5	565.3	6.175%	6/18/09	6/18/14	100	101.023	571
USD	(d)528.3	383.2	4.950%	10/6/04	9/30/14	99.651	101.808	390
USD	(d)765.2	555.0	5.250%	9/28/05	10/1/15	99.370	105.052	583
USD	1,000	725.3	6.999%	6/4/08	6/4/18	100	113.625	824
USD	1,000	725.3	7.175%	6/18/09	6/18/19	100	114.473	830
USD	1,000	725.3	6.375%	10/29/03	11/15/33	99.558	98.791	716
USD	1,000	725.3	6.000%	10/6/04	9/30/34	99.081	94.180	683
USD	1,000	725.3	7.200%	7/18/06	7/18/36	99.440	102.373	742
USD	1,000	725.3	7.721%	6/4/08	6/4/38	100	106.809	775
Subtotal		5,855.1						6,114
Total		24,273.1						25,961

(a) Weighted average issue price for bonds issued with more than one tranche.

(b) Reserved for employees.

(c) Mandatory Convertible Bond.

(d) Net of the securities bought back by Telecom Italia S.p.A. on June 3, 2013.

The regulations and/or Offering Circulars relating to the bonds of the Telecom Italia Group described above are available on the corporate website www.telecomitalia.com.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 9 Financial liabilities (non-current and current)	83

The following table lists the changes in bonds during the first quarter of 2014:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. 1,000 million euros 4.500% maturing 1/25/2021	EURO	1,000	1/23/2014

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia S.p.A. 284 million euros 7.875% (1)	EURO	284	1/22/2014
Telecom Italia S.p.A. 750 million euros 7.750% (2)	EURO	750	3/3/2014

(1)    Net of buybacks by the Company for 216 million euros during 2012.

(2)    Telecom Italia decided to use the right to early redemption as a result of a change in methodology by a rating agency that results in a reduction of the equity content initially assigned to the instrument, pursuant to Condition 6.5 (Early Redemption following a Rating Methodology Event) of the securities regulations.

Buybacks

On March 18, 2014 Telecom Italia S.p.A. successfully concluded the buyback offer on four bond issues of Telecom Italia S.p.A. maturing between May 2014 and March 2016, buying back a total nominal amount of 599 million euros.

Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (euros)	Repurchased nominal amount (euros)	Buyback price

Telecom Italia S.p.A. 750 million euros, maturing May 2014, coupon 4.75%	556,800,000	56,150,000	100.700%
Telecom Italia S.p.A. 750 million euros, maturing June 2015, coupon 4.625%	750,000,000	172,299,000	104.370%
Telecom Italia S.p.A. 1 billion euros, maturing January 2016, coupon 5.125%	1,000,000,000	228,450,000	106.587%
Telecom Italia S.p.A. 850 million euros, maturing March 2016, coupon 8.25%	850,000,000	142,020,000	112.913%

Medium/long-term amounts due to banks of 4,092 million euros (4,087 million euros at December 31, 2013) increased by 5 million euros. Short-term amounts due to banks totaled 2,489 million euros, decreasing 301 million euros (2,790 million euros at December 31, 2013). Short-term amounts due to banks included 2,329 million euros for the current portion of medium/long-term amounts due to banks.

Medium/long-term other financial payables amounted to 355 million euros (356 million euros at December 31, 2013). They included 182 million euros of payable due from Telecom Italia S.p.A. to the Ministry of Economic Development for the purchase of the rights of use for the 800, 1800 and 2600 MHz frequencies due in October 2016, and 141 million euros for Telecom Italia Finance S.A.’s loan of 20,000 million Japanese yen expiring in 2029. Short-term other financial payables amounted to 374 million euros (400 million euros at December 31, 2013), down 26 million euros. They included 114 million euros of the current portion of the medium/long-term other financial payables, of which 97 million euros relating to the payable due from Telecom Italia S.p.A. for the purchase of the rights of use for the 800, 1800 and 2600 MHz frequencies.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 9 Financial liabilities (non-current and current)	84

Finance lease liabilities (medium/long-term)totaled 1,069 million euros (1,100 million euros at December 31, 2013) and mainly related to building sale and leaseback transactions recorded in accordance with the financial method established by IAS 17. Short-term finance lease liabilities amounted to 187 million euros (193 million euros at December 31, 2013).

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amounted to 2,144 million euros (2,026 million euros at December 31, 2013). Hedging derivatives relating to items classified as current liabilities of a financial nature totaled 221 million euros (207 million euros at December 31, 2013).

Non-hedging derivatives relating to items classified as non-current liabilities of a financial nature amounted to 95 million euros (zero million euros at December 31, 2013). 92 million euros of the increase derives from the measurement at March 31, 2014 of the embedded option of the mandatory convertible bond issued by the Telecom Italia Finance S.A. for an amount of 1.3 billion euros (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”). At December 31, 2013, the value of the option was a positive 63 million euros, and thus it was classified as “Non-current financial assets – Non-hedging derivatives”. That measurement, which resulted in the recognition in the income statement of an expense of 155 million euros, had no impact in terms of cash flows because, on maturity of the bonds, the residual value of the embedded option will be reversed and recorded as a contra-entry to equity reserves.

Note that the option embedded in the financial instrument was recognized in the accounts separately from the related liability (“payable”).

Non-hedging derivatives relating to items classified as current liabilities of a financial nature amounted to 8 million euros (16 million euros at December 31, 2013). These refer to the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS.

Covenants, negative pledges and other conditions of contract existing at March 31, 2014

The bonds issued by the Telecom Italia Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets. Consequently, for example, there are commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With reference to the loans received by Telecom Italia S.p.A. (“Telecom Italia”) from the European Investment Bank (“EIB”), following the downgrade by Moody’s of Telecom Italia to Ba1 on October 8, 2013 and the downgrade by Standard & Poor’s to BB+ on November 14, 2013, an agreement with the Bank was signed on March 25, 2014 which resulted in the following: (i) on the loans maturing in 2018 and 2019 totaling 600 million euros, a reduction in the cost of funding from the Bank in exchange for Telecom Italia setting up new guarantees - given by banks and parties approved by the EIB - applying the related charges; (ii) on the 200 million euros in loans backed by SACE, no increases in costs were requested; and (iii) on the remaining loans, totaling 1,700 million euros, an increase in costs. Furthermore, a new clause was added to loans of 300 million euros with the direct risk of Telecom Italia S.p.A., maturing in 2017, stating that if Telecom Italia's rating from at least two rating agencies drops below BB+/Ba1 and the residual life of the loan exceeds one year, the Company must set up additional guarantees in favor of the EIB.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 9 Financial liabilities (non-current and current)	85

The estimated impacts of the new agreement with the EIB have been quantified overall as an increase in average annual finance expenses of approximately 7.5 million euros.

After the agreement is signed and the new guarantees requested are set up, the amount of the loan, totaling 2,500 million euros, will be composed of 500 million euros at direct risk and 2,000 million euros secured.

With reference to the EIB loans not secured by bank guarantees for an nominal amount of 1,100 million euros (out of a total nominal amount of 2,500 million euros at March 31, 2014), the following covenants are applied:

•  in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•  “Inclusion clause” provided for in the 100 million euros loan of August 5, 2011 and the 300 million euros loan of February 7, 2013: where there are more restrictive clauses (e.g. cross default clauses, financial covenants, commitments restricting the sale of goods) conceded by the Company in new loan contracts, the EIB shall have the right to ask for guarantees to be set up or changes to be made to the loan contract in order to obtain the equivalent clause in its favor. The provision in question does not apply to subsidized loans until the remaining total amount of principal is above 500 million euros;

•  “Network Event” contemplated in the 300 million euros financing and in the 100 million euros financing guaranteed by SACE dated both February 7, 2013: against the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) in favor of third parties or in case of disposal of the controlling stake of the company in which the network or a substantial part of it has previously been transferred, Telecom Italia shall immediately inform EIB, which shall have the option of requiring the provision of guarantees or amendment of the loan contract or an alternative solution.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed. Mechanisms are established for adjusting the cost of funding in relation to Telecom Italia's credit rating.

The syndicated credit lines contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In a series of agreements in which Telecom Italia is a party, communication must be provided in case of a change in control. With regard to financing relationships:

•       Multi-currency revolving credit facility (“MRCF”) (8,000,000,000 euros) due August 1, 2014. The agreement was signed between Telecom Italia and a syndicate of banks on August 1, 2005 and subsequently modified.

The provisions regarding change of control are similar to those in the syndicated Forward Start Facilities that will enter into force upon expiry of the MRCF on August 1, 2014, and specifically:

-       Revolving Credit Facility (“RCF 2017”) signed on May 24, 2012 for 4 billion euros and expiring on May 24, 2017; and

-       Revolving Credit Facility (“RCF 2018”) signed on March 25, 2013 for 3 billion euros and expiring on March 26, 2018.

In the event of a change in control, Telecom Italia shall inform the agent within five business days and the agent, on behalf of the lending banks, shall negotiate, in good faith, how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in the absence of an agreement (a) with 2/3 of the Lenders of the MRCF, the facility will cease to be effective and Telecom Italia will be required to repay any sum disbursed to it (currently equal to 1,500,000,000 euros) or (b) with a single bank in the RCF 2017 or RCF 2018, the bank with which an agreement is not reached may request repayment of the amount disbursed and elimination of the amount relating to its commitment. Conventionally, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholders’ agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the two categories;

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 9 Financial liabilities (non-current and current)	86

•       Bonds:

–      fixed rate guaranteed subordinated equity-linked mandatory convertible bonds, convertible into Telecom Italia S.p.A.ordinary shares, issued by Telecom Italia Finance S.A. (the “Issuer”) and guaranteed by Telecom Italia S.p.A. (the “Guarantor”). The trust deed established that if there is a change of control, the Issuer must provide immediate notification of this to the Trustee and the bondholders, and the bondholders will have the right to convert their bonds into ordinary shares of the guarantor within the following 60 days. Acquisition of control is not considered to have taken place if the control is acquired (i) by shareholders of the Guarantor who at the date of signature of the agreement held, directly or indirectly, more than 13% of the voting rights in shareholders' meetings of the Guarantor, or (ii) of the parties to the Telco shareholders' agreement dated February 29, 2012 and amended on September 24, and November 12, 2013, or (iii) by a combination of parties belonging to the two categories;

–      the regulations covering the bonds issued under the EMTN Programme by both Olivetti and Telecom Italia and bonds denominated in U.S. dollars typically provide that, in the event of mergers or transfer of all or substantially all of the assets of the issuing company or of the guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company. Non-fulfillment of the obligation, for which a solution is not found, is an event of default;

•       Contracts with the European Investment Bank (EIB). The total nominal amount is 2.5 billion euros:

–      The contracts signed by Telecom Italia with the EIB, for an amount of 1.8 billion euros, carry the obligation of promptly informing the bank about changes regarding the bylaws or the allocation of share capital among the shareholders which can bring about a change in control. Failure to communicate this information to the bank shall result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital. Whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the loan project, the bank has the right to ask Telecom Italia to provide guarantees or modify the contract or find an alternative solution. Should Telecom Italia not comply with the requests of EIB, the bank has the right to terminate the contract;

–      the contracts signed by Telecom Italia with the EIBin 2011 and in 2013, for an amount of 600 million euros, carry the obligation of promptly informing the bank about changes involving its bylaws or shareholder structure. Failure to communicate this information to the bank shall result in the termination of the contract. With regard to the contracts in question, a change of control is generated if a subject or group of subjects acting in concert acquires control of Telecom Italia, or of the entity that, directly or indirectly, controls Telecom Italia. No change of control is held to exist in the event control is acquired, directly or indirectly (i) by any shareholder of Telecom Italia that at the date of the contract holds, directly or indirectly, at least 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. or Mediobanca S.p.A. or their subsidiaries. Under the assumption that there is a change in control, the bank has the right to ask for the early repayment of the loan;

–      the three contracts covered by guarantees, signed on September 26, 2011, for a total amount of 200 million euros and the agreements backed by a SACE guarantee concluded on February 7, 2013 for an amount of 100 million euros, contain an "inclusion clause" according to which in the event Telecom Italia commits to uphold in other loan contracts financial covenants which are not present or are more stringent than those granted to the EIB, then the EIB will have the right to request the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB. The provision in question does not apply to subsidized loans until the remaining total amount of principal is above 500 million euros;

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 9 Financial liabilities (non-current and current)	87

•       Loan contracts in general: the outstanding loans generally contain a commitment by Telecom Italia – whose breach is an Event of Default – not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such Event of Default may entail, upon request of the Lender, the early redemptionof the drawn amounts and/or the annulment of the undrawn commitment amounts;

•       Senior Secured Syndicated Facility. The contract, which was signed in October 2011 by BBVA Banco Francés and Tierra Argentea S.A. (a wholly-owned subsidiary of the Telecom Italia Group) for a facility of 312,464,000 Argentine pesos, provided for the repayment of the loan in 2016. As a result of a First Waiver & Prepayment Agreement dated March 6, 2013, a Second Prepayment and Waiver Agreement dated January 15, 2014, a Third Prepayment and Waiver Agreement dated February 28, 2014 and a Final Prepayment and Waiver Agreement dated March 31, 2014, the loan was fully repaid on March 31, 2014 and there are no guarantees or contractual covenants of any type bearing on the Telecom Italia Group.

Finally, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Lastly, at March 31, 2014, no covenant, negative pledge clause, or other clause relating to the aforementioned debt position had in any way been breached or infringed.

Revolving Credit Facility

The following table shows the composition and the draw down of the committed credit lines available at March 31, 2014:

(billions of euros)	3/31/2014		12/31/2013
	Agreed	Drawn down	Agreed	Drawn down

Revolving Credit Facility – expiring August 2014	8.0	1.5	8.0	1.5
Total	8.0	1.5	8.0	1.5

On May 24, 2012, Telecom Italia entered into a Forward Start Facility which extended the Revolving Credit Facility of 8 billion euros expiring August 2014 (“RCF 2014”) by 4 billion euros. The new facility will come into effect as of August 2014 (or at an earlier date should Telecom Italia extinguish its commitments under the current RCF 2014 in advance) and expire in May 2017.

It should also be recalled that on March 25, 2013, Telecom Italia extended the RCF 2014 of 3 billion euros, by means of another Revolving Credit Facility which will come into effect as of August 2014 (or at an earlier date should Telecom Italia extinguish its commitments under the current RCF 2014 in advance) and will expire in March 2018.

Telecom Italia also has a bilateral stand-by credit line expiring August 3, 2016 for 100 million euros from Banca Regionale Europea, drawn down for the full amount.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 9 Financial liabilities (non-current and current)	88

Telecom Italia Rating at March 31, 2014

At March 31, 2014, the three rating agencies — Standard & Poor’s, Moody’s and Fitch Ratings — rated Telecom Italia as follows:

	Rating	Outlook

STANDARD & POOR’S	BB+	Negative
MOODY’S	Ba1	Negative
FITCH RATINGS	BBB -	Negative

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 9 Financial liabilities (non-current and current)	89

Note 10
Net financial debt

As required by Consob Communication DEM/6064293 of July 28, 2006, the following table presents the net financial debt at March 31, 2014 and December 31, 2013, calculated in accordance with the criteria indicated in the “CESR Recommendations for the Consistent Implementation of Commission Regulation (EC) No. 809/2004 implementing the Prospectus Directive,” issued by the Committee of European Securities Regulators on February 10, 2005 (now the European Securities & Markets Authority — ESMA), and adopted by Consob.

For the purpose of determining such figure, the amount of financial liabilities has been adjusted by the effect of the relative hedging derivatives recorded in assets and the receivables arising from financial subleasing.

This table also shows the reconciliation of net financial debt determined according to the criteria indicated by ESMA and net financial debt calculated according to the criteria of the Telecom Italia Group and presented in the Report on Operations.

(millions of euros)		3/31/2014	12/31/2013

Non-current financial liabilities		31,040	31,084
Current financial liabilities		5,182	6,119
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale		27	27
Total Gross financial debt	(a)	36,249	37,230
Non-current financial assets (°)
Non-current financial receivables for lease contract		(50)	(58)
Non-current hedging derivatives		(1,188)	(1,018)
	(b)	(1,238)	(1,076)
Current financial assets
Securities other than investments		(1,292)	(1,348)
Financial receivables and other current financial assets		(354)	(283)
Cash and cash equivalents		(3,945)	(5,744)
Financial assets relating to Discontinued operations/Non-current assets held for sale		(508)	(657)
	(c)	(6,099)	(8,032)
Net financial debt as per Consob communication DEM/6064293/2006	(d=a+b+c)	28,912	28,122
Non-current financial assets (°)
Securities other than investments		(6)	(6)
Other financial receivables and other non-current financial assets		(96)	(174)
	(e)	(102)	(180)
Net financial debt(*)	(f=d+e)	28,810	27,942
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(g)	(1,281)	(1,135)
Adjusted net financial debt	(f+g)	27,529	26,807

(°) At March 31, 2014 and at December 31, 2013, “Non-current financial assets” (b+e) amounted to 1,340 million euros and 1,256 million euros, respectively.

(*) As regards the effects of related party transactions on net financial debt, reference should be made to the specific table included in the Note “Related party transactions “.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 9 Financial liabilities (non-current and current)	90

Note 11
Supplementary disclosures on financial instruments

Measurement at fair value

The measurement at fair value of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. In particular, the fair value hierarchy introduces three levels of input:

•  Level 1: quoted prices in active market;

•  Level 2: prices calculated using observable market inputs;

•  Level 3: prices calculated using inputs that are not based on observable market data.

The tables below provide some additional information on the financial instruments, including the table relating to the fair value hierarchy level for each class of financial asset/liability at March 31, 2014 (excluding Discontinued operations/Non-current assets held for sale and Liabilities directly associated with Discontinued operations/Non-current assets held for sale).

Key for IAS 39 categories

Acronym

Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Available-for-Sale financial assets	AfS
Financial Assets/Liabilities Held for Trading	FAHfT/ FLHfT
Financial Liabilities at Amortized Cost	FLAC
Hedging Derivatives	HD
Not applicable	n.a.
Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 9 Financial liabilities (non-current and current)	91

Fair value hierarchy level for each class of financial asset/liability at 3/31/2014

					Hierarchy Levels
(millions of euros)		IAS 39 Categories	note	Carrying amount in financial statements at 3/31/2014	Level 1 (*)	Level 2 (*)	Level 3 (*)

ASSETS
Non-current assets
Other investments		AfS		46	3	17
Securities, financial receivables and other non-current financial assets
of which securities		AfS		6	6
of which hedging derivatives		HD		1,188		1,188
of which non-hedging derivatives		FAHfT		61		61
	(a)			1,301	9	1,266
Current assets
Securities
of which available-for-sale financial assets		AfS		1,292	1,292
Financial receivables and other current financial assets
of which hedging derivatives		HD		241		241
of which non-hedging derivatives		FAHfT		10		10
	(b)			1,543	1,292	251
Total	(a+b)			2,844	1,301	1,517
LIABILITIES
Non-current liabilities
of which hedging derivatives		HD	9)	2,144		2,144
of which non-hedging derivatives		FLHfT	9)	95		3	92
	(c)			2,239		2,147	92
Current liabilities
of which hedging derivatives		HD	9)	221		221
of which non-hedging derivatives		FLHfT	9)	8		8
	(d)			229		229
Total	(c+d)			2,468		2,376	92

(*)Level 1: quoted prices in active markets.

     Level 2: prices calculated using observable market inputs.

     Level 3: prices calculated using inputs that are not based on observable market data.

Fair value measurements with unobservable inputs

The accounting of “Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A.”, issued by the subsidiary Telecom Italia Finance S.A. for a total of 1.3 billion euros, entailed the separate recognition in accounts of the option embedded in the financial instruments, distinctly from the debt liability itself.

The carrying amount of the embedded option was measured as the net carrying amount of i) the long put option, with an exercise price of 0.6801 euros at the maximum conversion rate; and ii) the short call option, with an exercise price of 0.8331 euros at the minimum conversion rate. The call and put options were measured at fair value using the Black & Scholes model for pricing stock options. The model uses the following inputs:

•  the risk-free interest rate for comparable maturities;

•  the reference price for Telecom Italia S.p.A. ordinary shares;

•  the exercise price;

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 10 Net financial debt	92

•  the dividend expected to be paid on Telecom Italia S.p.A. ordinary shares over the life of the option;

•  the volatility of Telecom Italia S.p.A. ordinary shares;

•  the duration of the option.

Specifically, volatility should be considered an unobservable input due to the lack of market data (stock exchange listing of the bond option) for a time horizon equal to the duration of the option. The figure is, therefore, an assumption based on the volatility implied by the price of the financial instrument, as negotiated at the issue stage, and market volatility for the nearest time horizon.

The following table shows the impact on the income statement of that valuation.

(millions of euros)	3/31/2014

Asset value at December 31, 2013	63
Transfers to/from Level 3	-
Profit (loss) recognized in the Separate Consolidated Income Statement	(155)
Profit (loss) recognized in other components of the Consolidated Statements of Comprehensive Income	-
Asset value at 3/31/2014	(92)

The loss resulting from fair value adjustment at March 31, 2014 was posted under finance expenses.

The price of an option is sensitive to its volatility, in that the higher the volatility, the higher the price of the option. Reported below is a sensitivity analysis of the net carrying amount of the embedded option in relation to a series of changes expressed in percentage point terms of volatility.

(millions of euros)

Change in volatility of Telecom Italia S.p.A. ordinary shares	-10 p.p.	-8 p.p.	-5 p.p.	+5 p.p.	+8 p.p.	+10 p.p.
Change in the net carrying amount of the embedded option	-	-	-1	-	+1	+2
Net carrying amount of the embedded option	(92)	(92)	(93)	(92)	(91)	(90)

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 11 Supplementary disclosures on financial instruments	93

Note 12
Contingent liabilities, other information

The most significant arbitration cases and legal or fiscal disputes in which Telecom Italia Group companies are involved at March 31, 2014 are described below.

The Telecom Italia Group has posted liabilities totalling 313 million euros for those disputes described below where the risk of losing the case has been considered probable.

a) Significant disputes and pending legal action

For the following disputes and pending legal actions no significant facts have emerged with respect to what was published in the 2013 Annual Report:

•  Telecom Italia Sparkle – Relations with I-Globe, Planetarium, Acumen, AccrueTelemedia and Diadem: investigation by the Public Prosecutor’s Office of Rome

•  International tax and regulatory disputes

•  Investigation by the Public Prosecutor’s Office of Monza

•  Administrative offence charge pursuant to Legislative Decree 231/2001 for the so-called Telecom Italia Security Affair.

Antitrust Case A428

At the conclusion of case A428, on May 10, 2013, the Italian antitrust authority - AGCM imposed two administrative sanctions of 88,182,000 euros and 15,612,000 euros on Telecom Italia for abuse of its dominant position. The AGCM concluded that the Company (i) hindered or delayed activation of access services requested by OLOs through unjustified and spurious refusals; and (ii) offered its access services to final customers at economic and technical conditions that allegedly could not be matched by competitors purchasing wholesale access services from Telecom Italia itself, only in those geographic areas of Italy where disaggregated access services to the local network are available, and hence where other operators can compete more effectively with the Company.

Telecom Italia appealed this decision to the Regional Administrative Court (TAR) for Lazio, applying for payment of the fine to be suspended. In particular, it alleged infringement of its procedural rights to defend itself in the proceedings, claimed that the organisational structures challenged by AGCM and allegedly accounting for the abuse vis-à-vis the OLOs in connection with the provisioning processes had been the subject of specific rulings made by the AGCom, the circumstance that the comparative examination of the internal/external provisioning processes had shown better results for the OLOs than for the Telecom Italia retail department (hence the lack of any form of inequality of treatment and/or opportunistic behaviour by Telecom Italia), and (regarding alleged abuse (ii) described above) the fact that the conduct was structurally unsuitable to reduce the margins of the OLOs.

In December 2013, the TAR upheld the application for payment of the fine to be suspended, scheduling a hearing for the discussion of the merits for February 2014, subsequently postponed to March 2014.

On  May8, 2014, the judgement of the Lazio TAR was published, rejecting Telecom Italia’s appeal and confirming in full the fines imposed in the original order challenged. Telecom Italia will appeal this decision to the Council of State.

Finally, it should be noted that the liabilities already allocated in the Consolidated Financial Statement as at December 31, 2013 cover the full amount of the two fines imposed by the Authority.

─ ● ─

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 11 Supplementary disclosures on financial instruments	94

It should be noted that for the disputes described below, on the basis of the information available at the closing date of the present document and with particular reference to the complexity of the proceedings, to their progress, and to elements of uncertainty of a technical-trial nature, it was not possible to make a reliable estimate of the size and/or times of possible payments, if any. Moreover, in the case in which the disclosure of information relative to the dispute could seriously jeopardise the position of Telecom Italia or its subsidiaries, only the general nature of the dispute is described.

Of the disputes with the aforementioned characteristics, no significant facts have emerged for those listed below with respect to what was published in the 2013 Annual Report:

•  Antitrust Case I761

•  Dispute relative to "Adjustments on license fees" for the years 1994-1998

•  VODAFONE

•  WIND

•  Irregular sale of handsets to companies in San Marino - Investigation by the Public Prosecutor’s Office of Forlì

•  POSTE

•  Brazil - Docas/JVCO Arbitration

•  Brazil - JVCO Dispute

•  Others - Telecom Argentina

•  TELETU

Antitrust Case I757

On September 12, 2012, AGCM started an investigation against Telecom Italia, Wind and Vodafone to ascertain the existence of an agreement restrictive of competition aimed at excluding from the market the new operator BIP Mobile S.r.l.

BIP Mobile, which intended to present itself as the first “low cost” virtual operator, did not have its own sales network, since it accesses the market using the so-called multibrand distribution channel. According to the complaint it submitted to AGCM, the company has been faced with cancellations by retailers that distribute mobile telephony services of various operators, allegedly induced by pressures that were supposedly “the fruit of a concerted strategy between Telecom Italia, Vodafone and Wind.

On  December 20, 2013, AGCM decided to extend the investigation to examine the conduct of Telecom Italia and Wind in terms of potential vertical restrictions in violation of article 101 of the Treaty on the Functioning of the European Union arising from supplementary commercial agreements signed by each of them with a number ofmultibrand dealers,as they provide extra incentives to the dealer while reserving the right to terminate the agreement if the dealer markets the products or services of operators other than those already marketed at the time the agreement is signed.

On April 9, 2014 Telecom Italia presented a proposal of undertakings. AGCM, having assessed that the undertakings presented did not appear to be manifestly groundless, published them on  April 22, 2014 for the purposes of the so-called market tests; the third parties concerned may submit any comments they have on the undertakings presented by  May 22, 2014.

The deadline for the completion of the investigation is  October 30, 2014.

FASTWEB

In April 2014 Fastweb and Telecom Italia reached a technical-procedural agreement to waive the arbitration started by Fastweb in January 2011 by virtue of which the competitor requested compensation for presumed damages totalling 146 million euros incurred following alleged non-compliance with the provisions contained in the contract for the supply of the LLU service. The agreement reached did not define the respective damages claimed inferred in arbitration, which will continue in the proceedings already pending before the Milan Civil Court, described below. It should be pointed out that in arbitration Fastweb complained that, in the period from July 2008 to June 2010, Telecom Italia had refused, unlawfully, to execute approximately 30,000 requests to migrate customers to the Fastweb network. Telecom Italia filed an appearance, submitting a counterclaim.

In December 2013, Fastweb served a writ of summons at the Court of Milan with a claim for damages arising from alleged improper conduct by Telecom Italia in issuing an excessive number of refusals to supply wholesale access ("KO") services in 2009-2012 and in making economic offers to business customers, in areas open to LLU services, that could not be replicated by competitors because of the alleged squeeze on discount margins ("margin squeeze" practices). Based on the content of the Antitrust Authority's well-known decision A428, Fastweb has quantified this claim to be in the order of 1,744 million euros. The first hearing is scheduled for the month of May 2014.

The Company filed an appearance challenging the claims made by the other party.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus asked that alleged acts of abuse by Telecom Italia of its dominant position in the premium services market (based on the public offer of services provided through so-called Non Geographic Numbers) be investigated. The complainants quantified their damages at a total of approximately 730 million euros.

The case follows a precautionary procedure in which the Milan Appeal Court prohibited certain behaviours of the Company relating to the management of some financial relations with Eutelia and Voiceplus concerning the Non Geographic Numbers, for which Telecom Italia managed the payments from the end customers, on behalf of such OLOs and in the light of regulatory requirements.

After the ruling with which the Milan Court of Appeal accepted Telecom Italia's objections, declaring that it was not competent in this matter and referring the case to the Civil Court, Eutelia in extraordinary administration and Voiceplus in liquidation resubmitted the  matter to the Milan Court. The first hearing took place in the month of March 2014. Telecom Italia filed an appearance challenging the claims of the other parties.

TELEUNIT

With a writ issued in October 2009 before the Milan Appeal Court, Teleunit asked for alleged acts of abuse by Telecom Italia of its dominant position in the premium services market to be investigated. The complainant quantified its damages at a total of approximately 362 million euros. Telecom Italia filed an appearance, contesting the claims of the other party.

After the ruling with which the Court of Appeal declared that it was not competent in this matter and referred the case to the Court, Teleunit reinstated the case before the Milan Court.

Greece – DELAN

During 2012, the company Carothers Ltd, acting as the successor of Delan Cellular Services S.A.(Delan), was awarded by the Judge of the first instance in Athens (Greece) damages totalling around 85 million euros, against Wind Hellas (the new corporate name of TIM Hellas, the Greek subsidiary sold by the Telecom Italia Group in 2005); the judgement was appealed by Wind Hellas and the relative case is currently pending before the Court of Appeal in Athens.

Wind Hellas, in turn, summoned Telecom Italia International to appear before an ICC Arbitration Tribunal, on the basis of the indemnification obligations contained in the sales contract for the sale of the shareholding. Wind Hellas sought a declaration of its right to be held harmless for any possible negative outcome deriving from the ongoing appeal proceedings. In August 2012, Telecom Italia International filed the answer to the request for arbitration and counterclaim, requesting – among others – compensation for damages as a result of breach of the arbitration clause contained in the Share Purchase Agreement signed in 2005.   In March 2013, Wind Hellas filed the Statement of Claim and, subsequently, the parties made the planned exchange of briefs within the terms set by the Arbitration Tribunal.  The hearing scheduled for the last week of February 2014 was postponed, with the agreement of the parties, to a date to be confirmed.

Moreover Wind Hellas asked Telecom Italia International to assume the defence of another ordinary legal dispute in Greece, this too allegedly part of the obligations deriving from the contract of sale.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 12 Contingent liabilities, other information	96

Brazil - Opportunity Arbitration

In late May 2012, Telecom Italia and Telecom Italia International N.V. were served with an arbitration brought by the Opportunity group, claiming restoration of damages allegedly suffered as a consequence of the presumed breach of a certain settlement agreement signed in 2005. Based on claimant’s allegations, such damages would be related to matters emerged in the framework of the criminal proceedings pending before the Court of Milan regarding, among others, activities of former employees of the Security Department of Telecom Italia.

In August 2013 the Opportunity group filed a Statement of Claim, defining in detail its claims against Telecom Italia and Telecom Italia International and, in particular, specifying the facts cited and indicating the sources of proof, also in relation to quantification of the damages. On  March 26, 2014 Telecom Italia and Telecom Italia International filed the Statement of Defense and Counterclaim rejecting the arguments of Opportunity and challenging its claims; the defendants also formulated a counterclaim for damages for breach of contract by Opportunity. The preliminary phase of the arbitration is in progress. The hearing for the pleading is scheduled for November 2014.

b) Other information

Mobile telephony - criminal proceedings

In March 2012 Telecom Italia was served notice of the conclusion of the preliminary enquiries, which showed that the Company was being investigated by the Public Prosecutor of Milan pursuant to the Legislative Decree n. 231/2001, for the offences of handling stolen goods (Art. 648 of the Criminal Code) and counterfeiting (Art. 491-bis of the Criminal Code) committed, according to the alleged allegations, by fourteen employees of the so-called “ethnic channel”, with the participation of a number of dealers, for the purpose of obtaining undeserved commissions from Telecom Italia.

The Company, as the injured party damaged by such conduct, had brought two legal actions in 2008 and 2009 and had proceeded to suspend the employees involved in the criminal proceedings (suspension later followed by dismissal). It has also filed an initial statement of defence, together with a technical report by its own expert, requesting that the proceedings against it be suspended, and that charges of aggravated fraud against the Company be brought against the other defendants. In December 2012, the Public Prosecutor's Office filed a request for 89 defendants and the Company itself to be committed for trial.

During the preliminary hearing, the Company was admitted as  civil party to the trial and, in November 2013, the conclusions in the interest of the civil party were filed, reaffirming Telecom Italia's total lack of involvement in the offences claimed.

At the end of the preliminary hearing, which took place in March 2014, the Judge for the Preliminary Hearing committed for trial all the defendants (including Telecom Italia) who did not ask for the definition of their position with alternative procedures, on the grounds that “the examination hearing is necessary”. The first evidentiary hearing is scheduled for  May 29, 2014.

***

With regard to the criminal proceedings for the offence of "preventing the public supervisory authorities from performing their functions” against a former Executive Director (Mr. Riccardo Ruggiero) and two former managers related, in the charge, to the communication to AGCom of a customer base deemed to have been altered both by false extensions of 5,130,000 SIM cards topped up with 0.01 euros, and by activating 1,042,447 SIM cards deemed irregular and not topped up in the twelve months after activation, in November 2013 the Preliminary Hearing Judge at the Court of Rome dismissed the case following the transfer of the case from the Court of Milan to the Court of Rome due to lack of jurisdiction.

The Public Prosecutor of Rome proposed to appeal to the Court of Cassation against the previous judgement “that there is no case to answer” and on May 6, 2014 the Court of Cassation declared this appeal inadmissible.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 12 Contingent liabilities, other information	97

Note 13
Segment reporting

a) Reporting by operating segment

As carried out in the consolidated financial statements for 2013, following the inclusion of Sofora – Telecom Argentina group under Discontinued operations/Non-current assets held for sale, the Argentina Business Unit is no longer shown.

Moreover, since the first quarter of 2014 the operations of the Olivetti group have been consolidated under the Domestic Business Unit. This different presentation reflects the commercial and business placement of the Olivetti group and the process of integrating its products and services offered by Telecom Italia in the domestic market. The disclosure by operating segment for the periods under comparison has been duly reclassified.

Segment reporting is based on the following operating segments:

•     Domestic

•     Brazil

•     Media

•     Other Operations

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 12 Contingent liabilities, other information	98

Separate Consolidated Income Statements by Operating Segment

(millions of euros)	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total
	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013
Third-party revenues	3,722	4,058	1,451	1,784	15	47	−	−	−	−	5,188	5,889
Intragroup revenues	6	8	−	2	−	1	−	−	(6)	(11)	−	−
Revenues by operating segment	3,728	4,066	1,451	1,786	15	48	−	−	(6)	(11)	5,188	5,889
Other income	82	48	3	4	1	1	−	−	(2)	1	84	54
Total operating revenues and other income	3,810	4,114	1,454	1,790	16	49	−	−	(8)	(10)	5,272	5,943
Acquisition of goods and services	(1,331)	(1,411)	(846)	(1,109)	(7)	(45)	(2)	(1)	7	9	(2,179)	(2,557)
Employee benefits expenses	(688)	(741)	(84)	(91)	(2)	(13)	(1)	(1)	−	1	(775)	(845)
of which: accruals to employee severance indemnities	−	−	−	−	−	−	−	−	−	−	−	−
Other operating expenses	(119)	(149)	(147)	(174)	(1)	(3)	−	(1)	−	−	(267)	(327)
of which: write-downs and expenses in connection with credit management and provision charges	(60)	(86)	(41)	(51)	−	(1)	−	−	−	−	(101)	(138)
Change in inventories	13	23	10	26	−	2	−	−	−	(1)	23	50
Internally generated assets	107	117	19	21	−	−	−	−	−	−	126	138
EBITDA	1,792	1,953	406	463	6	(10)	(3)	(3)	(1)	(1)	2,200	2,402
Depreciation and amortization	(839)	(886)	(225)	(254)	(7)	(10)	−	−	1	1	(1,070)	(1,149)
Gains (losses) on disposals of non-current assets	37	6	−	−	−	−	−	−	−	−	37	6
Impairment reversals (losses) on non-current assets	−	−	−	−	−	(105)	−	−	−	−	−	(105)
EBIT	990	1,073	181	209	(1)	(125)	(3)	(3)	−	−	1,167	1,154
Share of losses (profits) of associates and joint ventures accounted for using the equity method	(5)	−	−	-	−	-	−	-	−	−	(5)	−
Other income (expenses) from investments											11	−
Finance income											366	732
Finance expenses											(1,051)	(1,244)
Profit (loss) before tax from continuing operations											488	642
Income tax expense											(254)	(291)
Profit (loss) from continuing operations											234	351
Profit (loss) from Discontinued operations/Non-current assets held for sale											133	97
Profit (loss) for the period											367	448
Attributable to:
Owners of the Parent											222	364
Non-controlling interests											145	84
Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 12 Contingent liabilities, other information	99

Revenues by Operating Segment

(millions of euros)	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total
	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013
Revenues from equipment sales - third party	173	180	186	236	−	−	−	−	−	−	359	416
Revenues from equipment sales - intragroup	−	−	−	−	−	−	−	−	−	−	−	−
Total revenues from equipment sales	173	180	186	236	−	−	−	−	−	−	359	416
Revenues from services - third party	3,548	3,886	1,265	1,548	15	47	−	−	−	−	4,828	5,481
Revenues from services - intragroup	6	8	−	2	−	1	−	−	(6)	(11)	−	−
Total revenues from services	3,554	3,894	1,265	1,550	15	48	−	−	(6)	(11)	4,828	5,481
Revenues on construction contracts - third party	1	(8)	−	−	−	−	−	−	−	−	1	(8)
Revenues on construction contracts-intragroup	−	−	−	−	−	−	−	−	−	−	−	−
Total revenues on construction contracts	1	(8)	−	−	−	−	−	−	−	−	1	(8)
Total third-party revenues	3,722	4,058	1,451	1,784	15	47	−	−	−	−	5,188	5,889
Total intragroup revenues	6	8	−	2	−	1	−	−	(6)	(11)	−	−
Total revenues by operating segment	3,728	4,066	1,451	1,786	15	48	−	−	(6)	(11)	5,188	5,889

Capital Expenditures by Operating Segment

(millions of euros)	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total
	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013
Purchase of intangible assets	181	260	128	110	-	7	-	−	−	−	309	377
Purchase of tangible assets	312	319	61	68	2	2	-	−	−	−	375	389
Total capital expenditures	493	579	189	178	2	9	−	−	−	−	684	766
Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 13 Segment reporting	100

Headcount by Operating Segment

(number)	Domestic		Brazil		Media		Other Operations		Consolidated Total
	3/31/2014	12/31/2013	3/31/2014	12/31/2013	3/31/2014	12/31/2013	3/31/2014	12/31/2013	3/31/2014	12/31/2013
Headcount (*)	53,302	53,377	12,206	12,140	84	84	21	22	65,613	65,623

 (*) The number of personnel at period-end does not include the headcount relating to Discontinued operations/Non-current assets held for sale.

Assets and liabilities by operating segment

(millions of euros)	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total
	3/31/2014	12/31/2013	3/31/2014	12/31/2013	3/31/2014	12/31/2013	3/31/2014	12/31/2013	3/31/2014	12/31/2013	3/31/2014	12/31/2013
Non-current operating assets	44,584	44,878	6,159	5,971	202	207	7	7	(22)	(25)	50,930	51,038
Current operating assets	4,224	4,070	2,038	1,681	21	17	45	12	(28)	(26)	6,300	5,754
Total operating assets	48,808	48,948	8,197	7,652	223	224	52	19	(50)	(51)	57,230	56,792
Investments accounted for using the equity method	34	64	-	−	-	−	-	−	1	1	35	65
Discontinued operations/Non-current assets held for sale											3,008	3,528
Unallocated assets											8,009	9,835
Total Assets											68,282	70,220
Total operating liabilities	7,937	8,532	2,074	2,423	43	36	15	23	(52)	(48)	10,017	10,966
Liabilities directly associated with Discontinued operations/Non-current assets held for sale											1,281	1,561
Unallocated liabilities											36,603	37,507
Equity											20,381	20,186
Total Equity and Liabilities											68,282	70,220

b) Reporting by geographical area

		Revenues				Non-current operating assets
(millions of euros)		Breakdown by location of operations		Breakdown by location of customers		Breakdown by location of operations
		1st Quarter 2014	1st Quarter 2013	1st Quarter 2014	1st Quarter 2013	3/31/2014	12/31/2013
Italy	(a)	3,661	4,032	2,875	3,822	44,383	44,670
Outside Italy	(b)	1,527	1,857	2,313	2,067	6,547	6,368
Total	(a+b)	5,188	5,889	5,188	5,889	50,930	51,038

c) Information about major customers

None of the Telecom Italia Group’s customers exceeds 10% of consolidated revenues.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 13 Segment reporting	101

Note 14
Related party transactions

The following tables show the figures relating to related party transactions and the impact of those amounts on the separate consolidated income statement, consolidated statement of financial position and consolidated statement of cash flows.

Transactions with related parties, when not dictated by specific laws, were conducted at arm’s length. The transactions were subject to an internal procedure (available for consultation on the Company’s website at the following address: www.telecomitalia.com, section Governance – channel governance system) which establishes procedures and time scales for verification and monitoring.

As in the consolidated financial statements for 2013, the Sofora - Telecom Argentina group is classified as discontinued operations. Therefore, the related figures are classified under "Discontinued operations/Non-current assets held for sale" and "Liabilities directly associated with Discontinued operations/Non-current assets held for sale" in the consolidated statement of financial position.

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS — FIRST QUARTER 2014

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
	(a)								(b)	(b/a)
Revenues	5,188	2		180			182	(41)	141	2.7
Other income	84			4			4		4	4.8
Acquisition of goods and services	2,179	2	5	110			117	(24)	93	4.3
Employee benefits expenses	775			3	21	2	26	(2)	24	3.1
Finance income	366			15			15		15	4.1
Finance expenses	1,051	2		17			19		19	1.8
Profit (loss) from Discontinued operations/Non-current assets held for sale	133		(3)	18			15
(*) Other related parties through directors, statutory auditors and key managers, and also as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance.

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS — 1ST QUARTER 2013

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
	(a)								(b)	(b/a)
Revenues	5,889	3		228			231	(46)	185	3.1
Other income	54
Acquisition of goods and services	2,557	2	6	167			175	(36)	139	5.4
Employee benefits expenses	845				21	5	26		26	3.1
Finance income	732			48			48		48	6.6
Finance expenses	1,244	4		34			38		38	3.1
Profit (loss) from Discontinued operations/Non-current assets held for sale	97		(2)	12			10
(*)Other related parties through directors, statutory auditors and key managers, and also as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 13 Segment reporting	102

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 3/31/2014

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
	(a)							(b)	(b/a)
Net financial debt
Non-current financial assets	(1,340)		(6)	(142)		(148)		(148)	11.0
Securities other than investments (current assets)	(1,292)			(41)		(41)		(41)	3.2
Financial receivables and other current financial assets	(354)			(8)		(8)		(8)	2.3
Cash and cash equivalents	(3,945)			(37)		(37)		(37)	0.9
Current financial assets	(5,591)			(86)		(86)		(86)	1.5
Discontinued operations/Non-current assets held for sale of a financial nature	(508)
Non-current financial liabilities	31,040	48		175		223		223	0.7
Current financial liabilities	5,182	63		282		345		345	6.7
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature	27
Total net financial debt	28,810	111	(6)	229		334		334	1.2
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	5,921	4	1	205		210	(28)	182	3.1
Discontinued operations/Non-current assets held for sale of a non-financial nature	2,500			28		28
Miscellaneous payables and other non-current liabilities	766			2		2		2	0.3
Trade and miscellaneous payables and other current liabilities	7,699	7	24	170	25	226	(30)	196	2.5
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a non-financial nature	1,254		11	19		30
(*)Other related parties through directors, statutory auditors and key managers, and also as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2014	Note 13 Segment reporting	103

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2013

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
	(a)							(b)	(b/a)
Net financial debt
Non-current financial assets	(1,256)		(6)	(116)		(122)		(122)	9.7
Securities other than investments (current assets)	(1,348)			(39)		(39)		(39)	2.9
Financial receivables and other current financial assets	(283)			(11)		(11)		(11)	3.9
Cash and cash equivalents	(5,744)			(48)		(48)		(48)	0.8
Current financial assets	(7,375)			(98)		(98)		(98)	1.3
Discontinued operations/Non-current assets held for sale of a financial nature	(657)
Non-current financial liabilities	31,084	56		150		206		206	0.7
Current financial liabilities	6,119	70		316		386		386	6.3
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature	27
Total net financial debt	27,942	126	(6)	252		372		372	1.3
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	5,389	4	2	238		244	(27)	217	4.0
Discontinued operations/Non-current assets held for sale of a non-financial nature	2,871			27		27
Miscellaneous payables and other non-current liabilities	779			2		2		2	0.3
Trade and miscellaneous payables and other current liabilities	8,649	8	53	214	24	299	(48)	251	2.9
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a non-financial nature	1,534		20	28		48
(*) Other related parties through directors, statutory auditors and key managers, and also as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance.
Condensed Consolidated Financial Statements of the Telecom Italia Group at March 31, 2014	Note 14 Related Party Transactions	104

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS — 1ST QUARTER 2014

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
	(a)							(b)	(b/a)
Purchase of intangible and tangible assets on an accrual basis	684		15			15		15	2.2
(*) Other related parties through directors, statutory auditors and key managers, and also as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance.

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS — 1ST QUARTER 2013

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
	(a)							(b)	(b/a)
Purchase of intangible and tangible assets on an accrual basis	766		20			20		20	2.6
(*) Other related parties through directors, statutory auditors and key managers, and also as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance.
Condensed Consolidated Financial Statements of the Telecom Italia Group at March 31, 2014	Note 14 Related Party Transactions	105

Remuneration to Key Managers

In the first quarter of 2014, the total remuneration recorded on an accrual basis by Telecom Italia S.p.A. or by companies controlled by the Group in respect of key managers amounted to 1.8 million euros (4.7 million euros in the first quarter of 2013), broken down as follows:

(millions of euros)	1st Quarter	1st Quarter
	2014	2013

Short-term remuneration	1.7	2.0
Long-term remuneration		0.4
Employment termination benefit incentives		2.1
Share-based payments (*)	0.1	0.2
	1.8	4.7

 (*) These refer to the fair value of the rights, accrued to March 31, under the share-based incentive plans of Telecom Italia S.p.A. and its subsidiaries (LTI Plans).

The amounts shown in the table for the first quarter of 2014 do not include the effects of the cancellation of the assessments pertaining to the 2011 LTI Plan carried out in 2011, 2012 and 2013, due to the failure to achieve the three-year performance targets. These are broken down below:

–      Long-term remuneration of -1.4 million euros

–      Share-based payments of -1.2 million euros

Short-term remuneration is paid during the period it pertains to, and, at the latest, within the six months following the end of that period. Long-term remuneration is paid when the related right becomes vested.

In the first quarter of 2014, the contributions paid in to defined contribution plans (Assida and Fontedir) by Telecom Italia S.p.A. or by subsidiaries of the Group on behalf of key managers amounted to 54,000 euros (102,000 euros in the first quarter of 2013).

In the first quarter of 2014, “key managers”, that is those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of the Telecom Italia Group, including directors, included:

Directors:
Marco Patuano	Managing Director and Chief Executive Officer of Telecom Italia S.p.A.
Managers:
Rodrigo Modesto de Abreu	Diretor Presidente Tim Participações
Simone Battiferri	Head of Business
Franco Brescia	Head of Public & Regulatory Affairs
Antonino Cusimano	Head of Corporate Legal Affairs
Stefano De Angelis	Dirección General Ejecutiva (CEO) Telecom Argentina
Mario Di Loreto	Head of People Value
Giuseppe Roberto Opilio	Head of Technology
Piergiorgio Peluso	Head of Administration, Finance and Control
Luca Rossetto	Head of Consumer
Alessandro Talotta	Head of National Wholesale Services
Paolo Vantellini	Business Support Officer

Condensed Consolidated Financial Statements of the Telecom Italia Group at March 31, 2014	Note 14 Related Party Transactions	106

Note 15
Events subsequent to March 31, 2014

Agreement with Gruppo Editoriale L’Espresso

On April 9, 2014 Telecom Italia Media and Gruppo Editoriale L’Espresso (Gruppo Espresso) signed agreements which provide for the merger of the network operator businesses for DTTV controlled by Telecom Italia Media Broadcasting S.r.l. (TIMB) and Rete A S.p.A. (Rete A), respectively.

The merger between TIMB and Rete A, which own three and two digital multiplexes, respectively, will give rise to the largest independent network operator in Italy, holding five digital multiplexes and nationwide high-coverage infrastructure, based on next generation technologies. The group resulting from the operation will be the primary supplier for the leading non-integrated national and foreign television content providers operating on the Italian market. This operation will also generate significant industrial synergies.

The merger will be carried out through Gruppo Espresso's contribution of 100% of Rete A shares to TIMB. Following the contribution, Telecom Italia Media and Gruppo Espresso will hold 70% and 30%, respectively, of shares in TIMB, which will control Rete A's entire share capital. Gruppo Espresso will retain its investment in All Music S.p.A.

According to the agreement signed, once the merger is completed, a process will be launched to enhance the value of the combined entity, entailing the search for interested investors.

Bearing in mind the uncertainty surrounding legislative developments on the use of frequencies, Telecom Italia Media also retained a purchase option on user licenses (thus excluding infrastructure and customers) for one of the five frequencies controlled by the combined entity.

The operation is expected to be finalized by June 2014, subject to authorization being obtained from AGCom.

2014-2016 Stock Option Plan

The ordinary and extraordinary shareholders' meeting held on April 16, 2014 approved the 2014-2016 stock option plan for a portion of the management holding key organizational positions for the purposes of company business. The plan covers a maximum of 196,000,000 options, which grant the beneficiaries the right to subscribe or purchase (at the end of the three-year vesting period, subject to the achievement of the performance targets: related Total Shareholder Return and the Cumulated Free Cash Flow as per the 2014-2016 Plan) the same amount of Telecom Italia ordinary shares, at a strike price in line with the market price of the share at the time the plan was launched. The board of directors is vested with all the powers necessary to establish the plan regulations and to implement it.

The Shareholders' Meeting approved also the mandate to increase the capital for cash, exclusively to service the stock option plan, for a maximum of 196,000,000 newly issued ordinary shares (with a maximum dilution of 1.01% of the total capital and 1.46% of the ordinary shares only at December 31, 2013).

Condensed Consolidated Financial Statements of the Telecom Italia Group at March 31, 2014	Note 14 Related Party Transactions	107

A428 Antitrust Proceedings

In May 2013, at the conclusion of procedure A428, the Italian antitrust authority (AGCM) imposed two fines totalling more than 103 million euros on Telecom Italia, for alleged abuse of its dominant position in the access services market. The order was challenged before the Lazio Regional Administrative Court (TAR).

On May 8, 2014 the judgement of the Lazio TAR was published, rejecting Telecom Italia's appeal and confirming in full the fines imposed in the original order challenged.

Telecom Italia has reiterated that its actions were correct with regards to equality of access to the network for alternative Operators and the Company will appeal the decision to the Council of State (Consiglio di Stato) for recognition of the absolute legality  of its conduct towards its competitors. Finally, it should be noted that the liabilities already allocated in the consolidated Financial Statements at  December 31, 2013 cover the full amount of the two fines imposed by the Authority.

Condensed Consolidated Financial Statements of the Telecom Italia Group at March 31, 2014	Note 14 Related Party Transactions	108

pwc

AUDITORS' REPORT ON THE REVIEW OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Board of Directors of
Telecom Italia SpA

1 We have reviewed the condensed consolidated interim financial statements of Telecom Italia SpA and its subsidiaries ("Telecom Italia Group") as of and for the three-month period ended 31 March 2014, comprising the statement of financial position, the separate income statement, the statement of comprehensive income, the statement of changes in shareholders' equity, the statement of cash flows and related explanatory notes. Telecom Italia SpA directors are responsible for the preparation of the condensed consolidated interim financial statements in accordance with the International Financial Reporting Standards applicable to interim financial reporting (IAS 34), as adopted by European Union. Our responsibility is to issue this report based on our review.

2 Our work was conducted in accordance with the International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". The review consisted principally of inquiries of company personnel about the information reported in the consolidated interim financial statements and the application of analytical review procedures on the information contained in the above mentioned condensed consolidated interim financial statements and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, unlike an audit of the annual consolidated financial statements, we do not express an audit opinion on the condensed consolidated interim financial statements.

3 Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements of Telecom Italia Group as of and for the three-month period ended 31 March 2014 have not been prepared, in all material respects, in accordance with the International Financial Reporting Standards applicable to interim financial reporting (IAS 34), as adopted by the European Union.

Milan, 15 May 2014

PricewaterhouseCoopers SpA

Signed by

Paolo Caccini
(Partner)

This report has been translated into the English solely for the convenience of international readers.

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob - Altri Uffici: **Bari** 70124 Via Don Luigi Guanella 17 Tel. 0805640211 - **Bologna** Zola Predosa 40069 Via Tevere 18 Tel. 0516186211 - **Brescia** 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - **Catania** 95129 Corso Italia 302 Tel. 095753231 - **Firenze** 50121 Viale Gramsci 15 Tel. 0552482811 - **Genova** 16121 Piazza Dante 7 Tel. 01029041 - **Napoli** 80121 Piazza dei Martiri 58 Tel. 08136181 - **Padova** 35138 Via Vicenza 4 Tel. 049873481 - **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 - **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 - **Roma** 00154 Largo Fochetti 29 Tel. 06570251 - **Torino** 10122 Corso Palestro 10 Tel. 011556771 - **Trento** 38122 Via Grazioli 73 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 - **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 - **Verona** 37135 Via Francia 21/C Tel.0458263001

www.pwc.com/it

Condensed Consolidated Financial Statements of the Telecom Italia Group at March 31, 2014	Note 15 Events subsequent to March 31, 2014	109

Declaration by the Manager Responsible for Preparing the Corporate Financial Reports

The manager responsible for preparing the corporate financial reports declares, pursuant to paragraph 2, article 154-bis of the Consolidated Law on Finance, that the accounting disclosures contained in the Interim Report at March 31, 2014 of the Telecom Italia Group correspond to the Company’s documents, accounting records and entries.

The Manager Responsible for Preparing

the Company's Financial Reports

Piergiorgio Peluso

Condensed Consolidated Financial Statements of the Telecom Italia Group at March 31, 2014	Note 15 Events subsequent to March 31, 2014	110

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the three months ended March 31, 2015 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2015-2017 period;

2. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4. the impact of political developments in Italy and other countries in which we operate;

5. our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6. our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7. our ability to successfully implement our internet and broadband strategy;

8. our ability to successfully achieve our debt reduction and other targets;

9. the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10. the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14. our ability to manage and reduce costs;

15. any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16. the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23th, 2015

TELECOM ITALIA S.p.A.

BY: /s/ Umberto Pandolfi

---------------------------------

Umberto Pandolfi

Company Manager